
08043514



W. R. Berkley Corporation

2007 Annual Report

Cover art: "Bluffing" by John George Brown

W. R. Berkley Corporation

2007 Annual Report




Relative Stock Price Performance
W. R. Berkley Corporation vs. S&P 500®
W. R. Berkley Corporation
S&P 500®
Cumulative Growth: 3,373%
778%
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07

Compound Annual Growth Rate*	5 Years	10 Years	15 Years	20 Years	25 Years
Tangible Book Value Per Share Plus Dividends	24%	15%	13%	14%	16%
Stock Price Plus Dividends	19%	13%	11%	14%	17%

Dollars in thousands, except per share data

Years ended December 31	2007	2006	2005	2004	2003
Total revenues	**$5,553,639**	$5,394,831	$4,996,839	$4,512,235	$3,630,108
Net premiums written	**4,575,989**	4,818,993	4,604,574	4,266,361	3,670,515
Net investment income	**672,660**	586,175	403,962	291,295	210,056
Service fees	**97,689**	104,812	110,697	109,344	101,715
Net income	**743,646**	699,518	544,892	438,105	337,220
Net income per common share:					
Basic	**3.94**	3.65	2.86	2.32	1.81
Diluted	**3.78**	3.46	2.72	2.21	1.72
Return on common stockholders' equity	**22.3%**	27.2%	25.8%	26.0%	25.3%
At Year End					
Total assets	**$16,832,170**	$15,656,489	$13,896,287	$11,451,033	$9,334,685
Total investments	**11,893,522**	11,114,364	9,810,225	7,303,889	5,068,670
Reserve for losses and loss expenses	**8,678,034**	7,784,269	6,711,760	5,449,611	4,192,091
Stockholders' equity	**3,569,775**	3,335,159	2,567,077	2,109,702	1,682,562
Common shares outstanding (in thousands)	**180,321**	192,772	191,264	189,613	187,961
Common stockholders' equity per share	**19.80**	17.30	13.42	11.13	8.95

*Source: Dowling & Partners Securities, LLC, *IBNR Weekly* #12, Vol. XV, March 21, 2008.

Financial Highlights

In 2007, W. R. Berkley Corporation had another year of outstanding results, outperforming the industry over the long-term on a consistent basis.

22.3%

Return on stockholders' equity exceeded 20% for the 5th year in a row.

$3.78

Net income reached a new high of $3.78 per share, advancing 9.2% over 2006.

$5.6 billion

Total revenues increased 3% to $5.6 billion.

$1.5 billion

Cash flows before transfers to trading account totaled $8.2 billion over the past 5 years.

At A Glance



Total Revenues
(Dollars in billions)
3.6
4.5
5.0
5.4
5.6
03 04 05 06 07



Investments
(Market value – Dollars in billions)
5.1
7.3
9.8
11.1
11.9
03 04 05 06 07



Reserve for Losses and Loss Expenses
(Dollars in billions)
4.2
5.4
6.7
7.8
8.7
03 04 05 06 07



Stockholders' Equity
(Dollars in billions)
1.7
2.1
2.6
3.3
3.6
03 04 05 06 07

W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: *Accountability* The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. *People-oriented strategy* New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 34 units, 27 were developed internally and seven were acquired. *Responsible financial practices* Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. *Risk-adjusted returns* Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. *Transparency* Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.

Five Business Segments

Since 1967, W. R. Berkley Corporation has consistently provided insurance products and services that meet the needs of its customers and exceed the expectations of its shareholders.

Specialty

The Specialty units underwrite complex and sophisticated risks, including general, professional, product, excess and umbrella liability, workers' compensation and property coverages, as well as aviation, commercial transportation, and program business. Business is written on both an excess and surplus lines and admitted basis.

2007 Results: Total revenues increased 3% to $2.0 billion. Pre-tax income rose 8% to $517 million.

Regional

The Regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages.

2007 Results: Total revenues advanced 4% to $1.3 billion. Pre-tax income rose 7% to $215 million.

Alternative Markets

The Alternative Markets units offer insurance products and develop and administer self-insurance programs and other alternative risk transfer mechanisms. Workers' compensation is the predominant line of business in this segment. This segment also writes hospital professional liability and medical stop loss insurance.

2007 Results: Total revenues were $875 million and pre-tax income was $248 million.

Reinsurance

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's and in several specialty niches.

2007 Results: Total revenues were $894 million and pre-tax income was $178 million, up 32%.

International

The Company's International business operates in selected regions throughout the world, including Europe, South America, Australia and Asia.

2007 Results: Total revenues increased 14% to $285 million. Pre-tax income rose 29% to $44 million.

To our Shareholders



William R. Berkley
Chairman of the Board
and Chief Executive Officer

I am pleased that our record earnings for 2007 continue to be built on the same sound underwriting principles and prudent investment strategy that have historically been the hallmarks of our Company.

We continue to substantially exceed our minimum targeted return on equity of 15% after tax. We have done so without changing the risk profile of the various contributors to our revenue stream. It is, in fact, our fifth consecutive year of achieving a return in excess of 20% after tax. This was accomplished even though we do not participate in the most volatile areas of the property casualty business. These returns were even more remarkable given the conservative nature of our investment portfolio and our generally cautious outlook with respect to the impact of future inflation on our loss reserves. In spite of our excellent risk-adjusted returns for 2007, we see disturbing signs in the insurance marketplace that make us cautious in prognosticating the outlook for the next several years. We remain focused on maintaining underwriting discipline, but still believe there continue to be long-term opportunities that will allow us to position our Company for excellent future returns. As is always the case in any cyclical business, one must remember you have to get successfully through the short-term in order to be around to celebrate the long-term.

It is the capability of our people to mitigate all of these risks, while optimizing the returns we achieve from both our underwriting and investment activities, that creates our success.

to manage the exposure and attempt to minimize any potential adverse outcome. In the event of an adverse outcome, we work diligently to achieve the most favorable but fair claim settlement for our Company. We also measure and assess risk on the investment side of our business, understanding that the investment risk can not stand on its own, but must be integrated with our insurance risk. The assets that make up our investment portfolio ensure our ability to meet our obligations to our policyholders. Thus, it is important that we take care to be sure the risks assumed in our investment portfolio do not result in an accumulation of exposure with the same risks inherent in our day-to-day insurance activities. It is the capability of our people to mitigate all of these risks, while optimizing the returns we achieve from both our underwriting and investment activities, that creates our success. We only achieve such optimization when we have the best people with expertise in each specific area where we assume risk. It is this skill that allows our Company to continue to differentiate our performance. In order to achieve the goal we have established of at least a 15% after-tax return on shareholders' equity, we must be focused on getting the most revenue possible for whatever risk we assume. It also requires that we are constantly aware that it is the unforeseen event that is the trap for every property casualty insurance enterprise. We recognize and are prepared to deal with the unforeseen event.

Inherent in the business model for the property casualty business there is a particular and unique risk which is due to the nature of the business. While there are many risks we must be cognizant of, the primary exposure is that we price our product before we know the real cost. The pricing model of the property casualty business is an actuarial (mathematical) model that examines past pricing, past results, past trends, and attempts to forecast, based on those facts, the appropriate price of our product for the current period of time. There are several problems created by this methodology. First, change is always a fluctuating variable. The direction and magnitude of change from yesterday or the day before is unlikely to be the direction or rate of change currently at hand. Even if the rate of change was constant, it would take a substantial period of time for us to have actual knowledge of the results from prior years' pricing. The consequence is that optimism or pessimism, built into our past pricing, mathematically gets carried forward until the ultimate losses are settled. Thus, the reality is, we do not know with great accuracy the

Fifth consecutive year of achieving a return in excess of 20% after tax

real cost of our product until substantially after it has been sold. We spend a great deal of time attempting to define and create sophistication in our models and build better skills to improve our pricing and reserving accuracy. The better we understand the pricing mechanism, the more likely we are to reduce the cyclicality and, thus, the underlying volatility of our business. If we understand the correct level to establish reserves, we are then better able to establish the correct price. It means we can set the right price for our product, thus, we are able to have more predictable results. We believe our Company is making progress in these areas, however, we, like the rest of the property casualty industry, always face the continuing uncertainty of the unforeseen event.

The property casualty business is a highly regulated, capital intensive industry. The company with the lowest cost of capital ultimately has a significant competitive advantage. The concern that exists in the property casualty business is that achieving maximum profit always comes with the very visible caveat concerning the level of risk assumed. Predictable risk is more attractive because results can be forecast in a reasonably narrow band. This allows for somewhat less volatility, creating a more attractive business opportunity, because predictability of return generally warrants a lower cost of capital than a more volatile business model. The cost of capital in a business such as insurance, which is so capital intensive, is one of the critical elements in determining the success of a property casualty enterprise. Thus, our strategy to achieve more predictability is derived from our desire to have a lower cost of capital than our competitors.

The insurance industry is a people intensive business. It requires people with experience and skills, not just as underwriters and claims people, but in every aspect of the business. It is also an administratively oriented business. We search for experienced people who bring expertise to our business and we select areas of the business that produce less volatility.

Underwriting, which is the skill of risk selection and pricing, is generally viewed as the cornerstone of a property casualty company. Understanding the risk to accept or reject, examining the terms and conditions to include within the acceptance of the risk, and finally, calculating the price to charge, are critical skills that require people with expertise and experience. This is especially important in our Company since our commercial casualty business has

The people who make up our Company understand our competitive advantage and fully utilize their flexibility in the field to deliver value to their customers.

a very long tail; thus the experience to estimate loss costs long before we have fully developed numbers is critical. It is important that our Company has such a cadre of people.

In the claims area, we believe extraordinary skills are required. We need people who understand the policies we issue and the legal construct of the coverage being provided. These people must objectively look at a situation and evaluate it in a manner that will be fair and satisfactory to all parties involved. There are times when claimants feel they are entitled to things that are not covered in a policy. At such moments, our claims people need to be diplomats, but clear with respect to the actual coverage available. At times, we must step forward and do the right thing. It is this combination of expertise, negotiating skills and diplomacy – all wrapped up in good judgment – that makes our claims people so important for our enterprise. They are there on the occasion when an insured realizes why they purchased the policy from one of our companies.

Within our enterprise, we have many other key areas on the operating side, from accounting, technology, and loss control, to day-to-day administrative personnel. The business doesn't work without these people. They are the glue that holds all the pieces together. They work in loss control to minimize our potential exposure to claims. They diligently work to ensure that we give outstanding service. Neither an underwriting department nor a claims department, sitting on its own, can be an effective insurance enterprise. We need all the aspects of our Company to deliver on our promise.

The last piece of our business is made up of the people who invest our resources, those who take our $17 billion of assets and find ways to deliver outstanding risk-adjusted returns. Their job is difficult, because they have risk constraints dictated not just by financial markets, but also by our insurance business. Thus, almost 90% of our investment portfolio is in fixed income securities with an average of a AA rating. We, in addition, own some tangible investments, ranging from an aviation service business to commercial office buildings and other non-traditional investments. Overall, we maintain a very conservative un-leveraged, marketable securities investment portfolio with very modest risk characteristics. We generally take our risk on the insurance side of our business.

We believe that our disciplined underwriting, appropriate investing and realistic overall economic outlook will allow us to continue delivering outstanding long-term risk-adjusted returns to our shareholders.

Our strategy continues to be based around the same criteria we developed in 1974: a group of regional and specialized property casualty companies operating in an autonomous fashion under the umbrella of a holding company which provides investment and reinsurance expertise as well as help and guidance in areas not related to the day-to-day business interactions with customers. We believe this strategy is one that continues to have resonance among the most skilled people in the property casualty insurance business. By letting the Presidents of our operating units, who are closest to their customers, make their own decisions, we have 34 ways that are the W. R. Berkley Corporation way. Each of our companies relates to its market and its customers in a way they believe is most effective. They operate within the cultural guidelines of our organization that are based on honesty, understanding our customer's needs and limiting of risk, a focus on creating a real competitive advantage and finally, building a partnership with our distribution.

We believe that the people who make up our Company understand our competitive advantage and fully utilize their flexibility in the field to deliver value to their customers. We try to do this while at the same time providing the financial capacity and long-term track record of a global financial enterprise. We are a company focused on delivering value to our shareholders and value to our customers, while always remembering, without the best employees and without an effective distribution partner, we can not succeed.

Our success is achieved one transaction at a time. It happens because of people, our employees, our agents and brokers, and ultimately our insureds, who make a series of decisions and take individual actions that result in the transfer of risk from them to us. We take on a responsibility to meet our commitment to our agents, brokers and insureds. We want to thank all those people in that chain of trust and we will justify their confidence. Without capital, our business could not operate. We will continue to meet our obligations to our shareholders to deliver outstanding returns. While the next few years may not meet the measure of the last several, we are confident that we will continue to deliver outstanding returns even in this more uncertain environment. Our goal is to be the best commercial insurer by every measure.



William R. Berkley
Chairman of the Board
and Chief Executive Officer

Investments



Eugene G. Ballard
Senior Vice President
Chief Financial Officer and Treasurer



Ira S. Lederman
Senior Vice President
General Counsel and Secretary



James G. Shiel
Senior Vice President
Investments

It is in challenging times such as these that our conservative investment philosophy is truly justified and serves the best interest of both our shareholders and policyholders. We are well positioned to take advantage of the opportunities available in the current market.

Our investment strategy of avoiding credit risk and maintaining portfolio liquidity resulted in our having an excellent year in spite of the many challenges 2007 presented. While the world has experienced past periods of investment uncertainty, and even an occasional crisis, the environment during the second half of last year and continuing into 2008 is unlike any seen for more than half a century. There was frequently limited liquidity in the marketplace and, while credit quality remained stable in areas other than the mortgage sector, an extraordinary level of investor risk aversion existed primarily based on fear. Fortunately, we avoided most of the problems and are well positioned to take advantage of the opportunities available in the current market.

We continue to manage our investment portfolio in a straightforward manner, investing in high quality securities which provide credit transparency. This has been our strategy through good times and bad. We own virtually no sub-prime related investments, because the value proposition did not meet our investment criteria. We do not utilize derivatives, nor have we ever, because we were always concerned about the sequential counter party risk. We do not own any CDO's, because of their complexity and lack of transparency. Over the years we have elected to sacrifice incremental return in order to protect our downside; the management of risk has always been a core issue in the investment strategy of our Company. It is in challenging times such as these that our conservative investment philosophy is truly justified and serves the best interest of both our shareholders and policyholders.

As we enter 2008 amid a continued financial crisis, we feel we are well positioned to weather the ongoing re-pricing of risks, as well as take advantage of opportunities that present themselves from the various market dislocations occurring all around us. We are still carrying an above average proportion of cash and short-term investments to provide maximum flexibility, despite



2007 Cash and Invested Assets

$ 13 billion

Investment Data 2007 vs. 2006
(Dollars in millions)

	2007	2006
Cash and invested assets:		
Invested assets	$ 11,894	$11,114
Cash and cash equivalents	$ 952	$ 754
Total	$ 12,846	$11,868
Investment income	$ 673	$ 586
Realized gains	$ 15	$ 10

We continue to manage our investment portfolio in a straightforward manner, investing in high quality securities which provide credit transparency. This has been our strategy through good times and bad.



Breakdown of Fixed Maturity Securities
(Including Cash) (By percentage)

- State and Municipal Bonds 49%
- Mortgage-backed Securities 16%
- U. S. Government and Government Agency Bonds 14%
- Corporate Bonds 9%
- Cash and Cash Equivalents 9%
- Foreign Bonds 3%





Paul J. Hancock
Senior Vice President
Chief Corporate Actuary



Robert W. Gosselink
Senior Vice President
Insurance Risk Management

As we look at the rest of 2008, we are confronted with both challenges and opportunities. Opportunities will arise from having had the discipline to avoid untested investment fads and maintain liquidity; thus, we will have precious capital available when others lack resources.

their low yields. We have maintained a relatively short duration of 3.3 years, which is now approximately one year shorter than our estimated liability duration. Once again, our strategy is one of flexibility. As the yield curve continues to steepen, this will enable us to opportunistically extend out on the yield curve and add incremental return.

Our investment portfolio is primarily made up of high quality fixed income securities. The largest sector of fixed income assets is municipal bonds, due to their attractive tax-adjusted returns and high credit quality. The municipal bond market is in the midst of the current crisis due to the market's dependence on the rating umbrella provided by the monoline insurers. We have always maintained a policy of looking through this insurance to the underlying issuer's stand-alone credit quality, and our municipal portfolio has an underlying average rating of AA. Therefore, we do not believe the exposure of the monoline insurers to potential downgrades will significantly affect us. Our second largest fixed income sector is our allocation to mortgage-backed securities which are also of high quality. We do not believe that any of the non-agency backed securities are impaired as they are generally older vintage originations that tend to have more conservative underwriting and lower loan-to-value ratios. The balance of our fixed income portfolio consists of government securities and corporate bonds. As quality spreads in corporate bonds became compressed in the early 2000's, we reduced our weightings to this area and redeemed an allocation to an outside high-yield manager. The recent violent increase in spreads more than justifies these decisions.

Investors lost confidence in global markets because of several events, and thus, liquidity disappeared. This was one of the few instances of liquidity vanishing irrespective of credit quality. It started with the bursting of the housing bubble and the subsequent increase in defaults relating to sub-prime mortgages. These loans were packaged and often times rated AAA, causing investors to implicitly accept them as high quality investments despite their dependence on rising home prices. As the



James W. McCleary
Senior Vice President
Underwriting



Kevin H. Ebers
Senior Vice President
Information Technology

We are confident that our historic caution will result in our shareholders being well rewarded.

real estate market began its descent, defaults on these mortgages began and these supposed AAA credits began to act and look more like junk bonds. This in and of itself created hundreds of billions of dollars of losses to investors. A more important consequence than these huge losses, however, was that investors lost confidence in the rating agencies, and thus, the credit markets began to stop functioning rationally. No one was sure what was good or what was bad, and that drove people to invest only in areas with the most certainty – U. S. government securities of short duration, and purely prime money market funds, which attracted huge cash in-flows. In a very brief period of time, many of the "new" securitized vehicles, such as collateralized debt obligations, collateralized mortgage obligations, and a myriad of other aggregations of individual financing transactions, no longer had marketability at almost any price. Markets have changed.

We also maintain a portfolio of alternative investments, which offers opportunities for more favorable returns, while diversifying risk. The alternative sector is concentrated in merger arbitrage, real estate and common and preferred stocks. Merger arbitrage performed very well due to a focus on strategic deals rather than the higher risk, leveraged buyout area. Our real estate allocation had a mixed year as REITs recorded a modest loss, and in November we decided to sell our remaining REIT common stocks, while retaining the more defensive REIT preferreds. We also added to our non-real estate related preferred stock portfolio during 2007, as increasing issuance and negative headlines in the financial sector provided an opportunity to pick up incremental tax-advantaged returns.

As we look at the rest of 2008, we are confronted with both challenges and opportunities. Challenges will arise from the generational lows in benchmark interest rates and its impact on investment income, a major component of our earnings. Opportunities will arise from having had the discipline to avoid untested investment fads and maintain liquidity; thus, we will have precious capital available when others lack resources.

We are confident that our historic caution will result in our shareholders being well rewarded.

Segment Overview



W. Robert Berkley, Jr.
Executive Vice President

Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, International – is comprised of individual operating units that serve a market defined by geography, products, services, or types of customers.

Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

2007 REVENUES AND PRE-TAX INCOME

2007 Revenues
(Dollars in millions)



Specialty
$2,006
Regional
$1,348
Alternative Markets
$875
Reinsurance
$894
International
$285

2007 Pre-Tax Income
(Dollars in millions)



Specialty
$517
Regional
$215
Alternative Markets
$248
Reinsurance
$178
International
$44

2007 Revenues
(By percentage)



Specialty 37%
Regional 25%
Alternative Markets 16%
Reinsurance 17%
International 5%



2007 Pre-Tax Income
(By percentage)



Specialty 43%
Regional 18%
Alternative Markets 20%
Reinsurance 15%
International 4%



Specialty Segment



Robert C. Hewitt
Senior Vice President
Excess and Surplus Lines
Operations



Peter L. Kamford
Senior Vice President
Admitted Specialty Lines
Operations

Over three decades of market cycles, our Specialty units have produced outstanding risk-adjusted returns by relying on our core strengths of knowledge-based, risk-weighted selection, pricing that reflects expected loss costs and considers exposure, and producer relationships that are built on mutual, long-term goals.

Our Specialty group has grown over the past thirty years by being opportunistic during each phase of the broader industry cycle. We have maintained our equilibrium by knowing that often the most advantageous time to enter a market niche is when others are exiting, and, conversely, by understanding that one should contract when pricing or other terms and conditions are not favorable. Premium growth without adequate returns is not acceptable; nor is taking on the questionable risk for the sake of short-term growth. But, often, it is difficult to pick out the real opportunities from the many temptations that a soft market offers.

In a segment of the industry that demands specialized knowledge, we have built our business by developing expertise in underwriting those unique risks that are not likely to be evaluated through rating manuals. These are the complex and sophisticated exposures that must be evaluated through the eyes of a seasoned underwriter who fully grasps the class of risk, the types of exposure inherent in that risk, and who has a synergistic relationship with the distribution channel. The subtleties of this area of the market are not always visible to the non-participant. They are sometimes as simple as recognizing that a clean truck is likely to be a safer truck – not because it is clean, but because the care and attention paid to the vehicle often correlate to the care and attention paid to the driving. Yet they require the knowledge combined with judgment that only experience can bring.

Over three decades of market cycles, our Specialty units have produced outstanding risk-adjusted returns



2007 Pre-tax income

SPECIALTY

$517 million

Segment Data 2007 vs. 2006

(Dollars in millions)

	2007	2006
Total assets	$5,887	$5,388
Total revenues	$2,006	$1,953
Pre-tax income	$ 517	$ 479
GAAP combined ratio	84%	84%
Return on equity	23%	25%

Growth in the Specialty segment has been opportunistic, to a large degree varying with market conditions. Our knowledge, discipline and flexibility have made the largest segment of our business a consistent high performer, with return on equity in excess of 20% for six consecutive years.



Gross Written Premium by Line

(By percentage)

- Premises Operations 38%
- Commercial Auto 16%
- Property 14%
- Products Liability 12%
- Professional Liability 10%
- Other 10%



In a segment of the industry that demands specialized knowledge, we have built our business by developing expertise in underwriting those unique risks that are not likely to be evaluated through rating manuals. They require the knowledge combined with judgment that only experience can bring.

by relying on those core strengths of knowledge-based, risk-weighted selection, pricing that reflects expected loss costs and considers exposure, and producer relationships that are built on mutual, long-term goals. In the most competitive segment of the market, we are committed to maintaining our discipline, and to delivering thoughtful, flexible, and timely responses to market changes. Each unit determines whether it has the underwriting skill and claims expertise to understand new exposures, and the talent to price the business appropriately. Each management team will decide to expand into a new class or line of business when it believes the opportunity to meet our targets for profitability exists.

While this year saw an increase in the appetite of the standard market for the more unique admitted and non-admitted risks, the excess and surplus lines in particular felt heightened competition as standard market carriers encroached on their territory. Competition among specialty carriers was also affected by new entrants into that market, in the form of newly-created excess and surplus lines units, including affiliates of offshore reinsurers.

Nevertheless, we are pleased with the excellent results and healthy margins produced by our Specialty operating units in 2007. We believe that opportunities continue to exist and be attractive in every market. As they arise, we have expanded or entered niches that are underserved. In 2007, Berkley Life Sciences, LLC was created to provide innovative casualty products to the rapidly expanding field of pharmaceuticals, biotechnology and medical devices; Select Specialty Managers, LLC was formed in June 2007 to focus on the hard-to-place professional liability exposure. In October 2007, we purchased American Mining Insurance Company, Inc., an Alabama-based company which offers workers' compensation insurance as well as general liability, automobile and excess liability coverages to mining and mining-related operations nationwide. And, we are using this phase of the cycle to improve our information gathering, to think creatively about how we use that data, and to improve the ongoing growth and development of our most valuable asset, our people. While the short-term will be somewhat more competitive, we continue to believe that outstanding returns are available in this segment of the market.



James S. Carey
Admiral Insurance Company



Jill E. Wadlund
Berkley Life Sciences, LLC



Steven S. Zeitman
Berkley Specialty Underwriting Managers LLC

Operating Units

Excess and Surplus Lines

In 2007, *Admiral Insurance Company* increased its renewal retention ratios in its four core lines of business: commercial general liability; professional liability; commercial property; and commercial excess and umbrella liability. Professional liability, an area of particular emphasis in recent years at Admiral, grew 6% in 2007. Although competition from other excess and surplus lines companies and admitted carriers alike created an aggressive market environment for all of its major lines of business, the most severe competition was seen on casualty accounts with premiums over $150,000, and in the excess and umbrella market. Admiral nevertheless maintained its position as a leading market for the hard-to-place commercial risks that fall outside the standard market. Its very successful *Admiral Excess Express* online umbrella product in particular grew more than 300% with strong prospects for the future.

Berkley Life Sciences, LLC joined the Specialty segment as an underwriting manager for W. R. Berkley Corporation member companies in 2007. As its name implies, it focuses on business in the life sciences industry, such as pharmaceutical, biotechnology, medical device, and contract service companies. Berkley Life Sciences is initially offering, on an excess and surplus lines basis, general liability, product liability, professional liability, and umbrella and excess liability insurance products to its customers, with the expectation of expanding its offerings in the future. It began writing policies in October 2007, and has seen a steady increase in activity. The company is committed to disciplined underwriting to ensure a strong return on equity.

Continued growth from its Entertainment and Sports division, along with the successful launch of a new Environmental underwriting facility, provided opportunities for *Berkley Specialty Underwriting Managers LLC* in 2007. Its Entertainment and Sports division enhanced its West Coast presence, significantly increasing the company's marketing and underwriting opportunities in the vital Los Angeles area entertainment market. Berkley Specialty Underwriting Managers' three underwriting units this year produced a combined gross written premium of $167 million. Its Specialty Casualty unit offers commercial lines general liability,



Thomas M. Kuzma
Nautilus Insurance Group, LLC



Joseph G. Shores
Select Specialty Managers, LLC



Richard P. Shemitis
Vela Insurance Services, Inc.

In the most competitive segment of the market, we are committed to maintaining our discipline, and to delivering thoughtful, flexible, and timely responses to market changes.

including products liability, on a non-admitted basis; Entertainment and Sports provides commercial property and liability on an admitted and non-admitted basis; and its newer Environmental facility offers an array of coverages for virtually all classes traditionally known to have environmental liability exposures on both an admitted and non-admitted basis.

Nautilus Insurance Group, LLC provides a market for small to medium-sized commercial risks with low-to-moderate susceptibility to loss. It utilizes *Nautilus Insurance Company* to write commercial excess and surplus lines business in all states, exclusively through a select network of appointed general agents. It also writes admitted business in a limited number of states through *Great Divide Insurance Company*, its main admitted facility.

In 2007, Nautilus achieved a gross written premium of $330 million, without sacrificing underwriting and pricing discipline, and continuing its focus on customer service and speed of product delivery. In mid-2007, Nautilus launched its new technology platform, *NicQuik*, which allows agents to rate, quote, bind and issue policies within minutes, while easily and accurately uploading data and policy information.

Created in June 2007, *Select Specialty Managers, LLC* specializes in hard-to-place professional liability exposures within a narrow group of product lines that includes lawyers, accountants, miscellaneous errors and omissions, and medical facilities. Coverages are written exclusively on a surplus lines basis through a very select group of distribution sources, where



Chandler F. Cox, Jr.
American Mining Insurance Company, Inc.



Jason R. Niemela
Berkley Aviation, LLC



John S. Diem
Berkley Underwriting Partners, LLC

Select Specialty can provide a level of service and responsiveness that adds additional value in a competitive marketplace. Select Specialty is well positioned for growth in 2008, and looks forward to seeking out attractive opportunities.

Vela Insurance Services, Inc. underwrites excess and surplus lines casualty business on behalf of W. R. Berkley Corporation member companies with a primary focus on contractor and product liability coverages. It also offers wrap-up policies which provide general liability to enrolled subcontractors for specific residential projects. 2007 was a challenging year for Vela in terms of volume, with the overall slowdown in the housing market affecting demand for both its core and wrap products. It has met these challenges by expanding and diversifying its product offering, and in September 2007 opened a new miscellaneous professional liability branch, which specializes in various classes of business such as property managers, travel agents, and software/technology consultants. With offices now in Radnor, Pennsylvania; Chicago, Illinois; and Solvang, California, Vela writes a variety of classes through an exclusive network of appointed excess and surplus lines brokers.

Admitted Lines

American Mining Insurance Company, Inc., which was acquired by W. R. Berkley Corporation in 2007, has specialized for almost twenty years in offering workers' compensation insurance as well as general liability, automobile and excess liability coverages to mining and mining-related operations. As it has grown and expanded geographically, American Mining has become the preferred provider of insurance coverages to many within the mining and aggregates industries. It brings with it a reputation for superior customer service, expert underwriting, and, perhaps most significantly, the timely and fair adjustment of claims. In 2008, it plans to expand its operating territory and offer new products to the mining industry.



William F. Murray
Carolina Casualty Insurance Group, LLC



Alfred Schonberger
Clermont Specialty Managers, Ltd.



William J. Johnston
Clermont Specialty Managers, Ltd.



Douglas J. Powers
Monitor Liability Managers, Inc.

During its second full year of operation, *Berkley Aviation, LLC* increased its portfolio as planned in its general aviation market segment. Gross written premium for the year reached $59 million, an increase of over 12% from 2006. Its diversified portfolio of general aviation and airline business provides a wide range of coverage options available to insureds both domestically and internationally. Berkley Aviation's broad array of programs includes coverage for airlines, helicopters, miscellaneous general aviation operations, non-owned aircraft, fixed-base operations, control towers, airports, and other specialized niche programs. Disciplined underwriting has positioned the company well to outperform this segment of the market, which experienced an increased level of losses during 2007.

Berkley Underwriting Partners, LLC is a leading program management company for commercial casualty program administrators that has built its expertise around programs, or blocks of business, in specific industries, rather than a particular insurance product. This exclusive focus on homogeneous entities allows for more efficient processes and oversight of existing programs, as well as the effective implementation of new business. In 2007, Berkley Underwriting Partners successfully identified two such opportunities and added new programs for security guards and inland marine. Experienced and focused management has resulted in good retention of its existing programs, and the company looks forward to seeking out new opportunities in 2008. Berkley Underwriting Partners had solid performance in 2007, ending the year with $114 million in gross written premiums.

Carolina Casualty Insurance Group, LLC, which provides commercial insurance products and services to the transportation industry, ended 2007 with a gross written premium of $271 million. A new branch office, opened in Greenville, South Carolina in 2006, played a key role in the company's performance. In 2008, Carolina Casualty hopes to introduce additional business and public auto products to further diversify its mix of business. Over

We are pleased with the excellent results and healthy margins produced by our Specialty operating units in 2007. We believe that opportunities continue to exist and be attractive in every market.

the years, it has consistently maintained its strong reputation for superior products and outstanding service in the intermediate and long-haul trucking industry, as well as various classes of business and public auto. Carolina Casualty's underwriters, claims and loss prevention specialists are transportation experts located throughout the United States, with long-term multi-coverage, multi-state experience.

Clermont Specialty Managers, Ltd. enjoyed another year of steady growth and underwriting profit in 2007, maintaining its long-term market position as a leading underwriter of insurance for high-rise cooperative, condominium, and quality rental buildings and restaurants in the New York City area. Expansion into the Chicago area with its specialty coverage of high-end residential buildings and restaurants continued, and 2008 will see additional efforts to further penetrate that marketplace. Clermont also intends to expand its niche offerings in the New Jersey area, where it has had minimal penetration in the past, and is optimistic about solid growth and new opportunities in 2008 and beyond. Clermont ended 2007 with just over $61 million in gross written premiums.

Monitor Liability Managers, Inc. underwrites professional liability insurance on a nationwide basis. By focusing on specialty niches within that marketplace, Monitor is able to diversify and offset declining trends in the current environment, as well as focus on niches that are overlooked by the marketplace. In 2007, it made efforts to better serve its clients, and help cross sell its products to customers of other W. R. Berkley members companies, by consolidating its smaller business into one inclusive Small Business unit. Despite a more competitive marketplace, Monitor maintained its premium volume and strong results in 2007. Its continued focus on niches such as biotechnology, medical facilities, law firms, and restaurants has contributed to Monitor's ability to remain diversified and profitable.

Regional Segment



Robert P. Cole
Senior Vice President
Regional Operations

We have built our Regional business around a set of core values that have remained consistent over time. In every territory and region, we have grown our business in the communities in which we live and operate.

Our Regional companies continued to show excellent performance in a competitive market in 2007, maintaining a healthy combined ratio at 91%, while growing in volume to $1.44 billion in gross written premium. The small commercial marketplace in which we operate is, in general, less subject to competition than other segments of the commercial insurance industry, and represents the least volatile part of our business.

We have built our Regional business around a set of core values that have remained consistent over time. In every territory and region, we have grown our business in the communities in which we live and operate; and in each of our markets, we provide locally tailored products and services. The vast majority of our business centers on the small to middle market commercial customer, primarily in non-urban America. Our premium volume comes from the everyday business that makes America run. We protect the local farms and churches, the corner restaurant and hardware store, the fisherman and the logger – we are part of the communities we serve.

This relationship with our customers has allowed us to develop better knowledge and specialized expertise in the products and services required by those local businesses and industries – from timber and fishing in Maine, to grain elevators and agricultural products in Iowa, to ranching in Texas, we understand our local markets. We have refined that knowledge over the years to attain the distinctive position where



2007 Pre-tax income

REGIONAL

$215 million

Segment Data 2007 vs. 2006

(Dollars in millions)

	2007	2006
Total assets	$2,717	$2,796
Total revenues	$1,348	$1,290
Pre-tax income	$ 215	$ 201
GAAP combined ratio	91%	90%
Return on equity	20%	21%

Operating in 48 states and the District of Columbia, our Regional segment has provided a stable market for our customers during each phase of the industry cycle. Long-term agency relationships and specialized expertise enabled continued moderate growth in premiums in 2007, while generating a return on equity in excess of 20% for the sixth year in a row.



Gross Written Premium by Line

(By percentage)

• Commercial Multiple Peril	35%
• Automobile	26%
• Workers' Compensation	18%
○ Assigned Risk Plans	6%
○ Other	15%





Bill Thornton
Acadia Insurance Company



Kevin W. Nattrass
Berkley Mid-Atlantic Group



Walter E. Stradley
Berkley Regional Specialty Insurance Company

we are able to provide products and services that are uniquely tailored to those regions. And our autonomous, decentralized structure allows us the flexibility to respond to those needs as they change.

We have forged strong, long-term relationships with our distribution channels, the independent agents to whom close partnerships make a difference. This has in turn allowed us to differentiate ourselves by focusing on personalized service, to both the agent and the insured, and develop a real understanding of our customers' priorities. We build relationships with the best agents, and we seek to employ outstanding, talented people – all to ensure that we are able to meet our customers' needs.

We have excelled in humanizing the processes that so often inhibit the insurance transaction – fair and equitable claims management, customized loss control, and business innovations that improve efficiencies for the agent and the insured alike. And, we offer the stability and financial capabilities of a national carrier, combined with the local, personalized service of a regional company. What makes our Regional business different is our adherence to simple core values that are constant. We believe in meeting our commitments. Our presidents are empowered to make the decisions they believe are prudent, and opportunistic. We take a long-term perspective, understanding that the insurance industry is an ongoing continuum of events. And, while we are committed to an appropriate risk-adjusted return, we bear in mind that how we treat our agents – our partners, and how we together serve our insureds – our customers, is the cornerstone of our long-term success. These are the promises that are kept in every market.

Operating Units

In 2007, *Acadia Insurance Company* made significant efforts to gain a deeper understanding of its agents and insureds by collaborating on risk management initiatives, improving its expertise in the manufacturing industry niche, and broadening its underwriting appetite in general. As a leading provider of commercial property and casualty insurance in the Northeastern U. S., it has over the years developed a portfolio of tailored products that are distributed through a close network of independent agents in the local communities it serves.

Our premium volume comes from the everyday business that makes America run. We protect the local farms and churches, the corner restaurant and hardware store, the fisherman and the logger – we are part of the communities we serve.

This year its signature *Synergy Risk Management*™ program, which assesses risk and lowers total costs through joint efforts with its large account clients, continued to increase retention as Acadia took steps to further brand its specialty capabilities within the marketplace. As a result of these efforts, Acadia's in-force policy retention increased 3 points in 2007 over the past two years' performance; and new business premium grew 2% over 2006, with its marine specialty line posting 26% new business growth. Acadia was recently recognized as a 'Top Ten Performer' within the "ease-of-doing-business" category by a major national property and casualty survey firm. 2007 represents the sixth consecutive year of excellent results with $350 million in gross written premium.

This year *Berkley Mid-Atlantic Group* continued to establish niche programs that are unique to its local markets and that strengthen and enhance partnerships with key agents. With a focus on middle market commercial accounts in eight jurisdictions from Pennsylvania to South Carolina, Berkley Mid-Atlantic in 2007 continued to expand these relationships by enhancing its underwriting capabilities, upgrading its customer-interfacing technology, improving customer service and further developing targeted niche offerings. This year saw the expansion of Berkley Mid-Atlantic Group's large account service program, *P.A.C.E. Protecting Assets/Controlling Exposures*℠, into its operating territories. In conjunction with the agent, *P.A.C.E.* fully integrates loss control, claim and underwriting services and tailors them to each individual account. Further business improvements include a new business process management system, which provides more efficient processing of new and renewal business, and an enhanced agent's portal that allows rapid communication and effective delivery of information to agents. These initiatives enabled Berkley Mid-Atlantic to increase retention in 2007 and position itself for future growth.

Berkley Regional Specialty Insurance Company provides specialty insurance products to a select group of independent agencies that are associated with the Berkley Regional companies. It streamlines the process for these producers by offering products that our Regional companies do not provide, and enhances the overall value of the W. R. Berkley


Steven F. Coward
Berkley Surety Group, Inc.


Bradley S. Kuster
Continental Western Group


Craig W. Sparks
Union Standard Insurance Group

Corporation relationship. Formed in September 2005, Berkley Regional Specialty ended 2007 with $16 million in gross written premiums. Excellent levels of service, strong customer relations, and superior quote turnaround time have been and continue to be key tenets in its success. Berkley Regional Specialty looks forward to continued growth and further development of its products and service capabilities in 2008.

Berkley Surety Group, Inc. experienced significant growth in 2007, benefiting from several recent initiatives to more effectively position the company in its marketplace. The A.M. Best Co. ratings of its W. R. Berkley member company issuing carriers improved to A+, which, coupled with new surety products, continued to drive interest in the facility and new agency appointments. New branches produced strong results while existing branches advanced their respective market share. Commercial surety in particular turned in a strong performance, capitalizing on internal synergies with affiliates. These factors combined to generate gross written premium of $38 million, compared to $28 million the prior year. The emphasis on portfolio management was also timely as the Group significantly reduced its writing of real estate developers in 2004 and was able to avoid significant exposure related to the current credit markets and sub-prime problems. This contributed to the company's ability to drive revenues while maintaining profitable results consistent with prior years. Berkley Surety expects further growth in 2008 and will continue to diversify its premium base, both in terms of content and geographical mix.

Continental Western Group continued to show consistent, profitable results in 2007, due in part to additional customer-focused initiatives begun in 2006 and carried forward through 2007. An office was established in Madison, Wisconsin, with other locations under consideration, to physically position the company closer to customers who provide the best opportunities for profitable growth. Continental Western also initiated several "ease-of-doing-business" initiatives which include improving service on its small commercial lines products, extending its underwriting expertise deeper into

While we are committed to an appropriate risk-adjusted return, we bear in mind that how we treat our agents – our partners, and how we together serve our insureds – our customers, is the cornerstone of our long-term success. These are the promises that are kept in every market.

the field for its niche products, and allocating more resources toward larger, more complex commercial accounts. As technology continues to play an important role in any "ease-of-doing-business" endeavors, Continental Western is launching a new online system in 2008 that will provide a convenient, efficient and cost-effective approach to interacting with its agencies. The Continental Western Group of companies continues to pride itself on its over 100-year history of providing a wide range of insurance products to businesses in 18 Midwest and Pacific Northwest states. It has leveraged its geographic expertise to offer specialized programs for agriculture-based businesses, and other business classes such as transportation, school districts and municipalities, in addition to the continued expansion and enhancement of all of its insurance programs throughout its operating territories. Continental Western closed another profitable year in 2007 with $478 million in gross written premiums.

Union Standard Insurance Group, through its member companies, provides commercial insurance products to customers across nine Southern and Southwestern states. Union Standard demonstrated the strength of its operating model in 2007 with its continued ability to produce consistent, profitable results and growth in a competitive market. More than half of the company's growth this year was fueled by its *SELECT* and *SPECIALTY* business programs. *SELECT* business is generated by identifying and capitalizing on market opportunities with existing agents, while continued strategic expansion and growth from the farm and transportation niches produce Union Standard's *SPECIALTY* business. Strong relationships with its agents continue to be the cornerstone of Union Standard's success. In 2007, the company expanded efforts to identify ways to enhance those relationships and implemented initiatives to improve the "ease-of-doing-business" for agents that will continue throughout this year. Particular focus is being paid to maximizing the talent and resources of its people, as well as available technology, to create value for Union Standard's agents. The company ended its fifth consecutive year of growth and outstanding results with $245 million in gross written premium.

Alternative Markets Segment



Robert D. Stone
Senior Vice President
Alternative Markets Operations

For over two decades, we have helped our clients assess their risk tolerance, manage it appropriately, and ensure that the risk exposed is protected in the manner they deem necessary.

Our Alternative Markets business was built to focus primarily on the workers' compensation insured who elects to retain a substantial portion of their own insurance risk. For over two decades, we have helped those clients assess their risk tolerance, manage it appropriately, and ensure that the risk exposed is protected in the manner they deem necessary. We have relied on our core strengths of knowing and understanding the specialized risk, and providing the highest level of service, to create self-insurance solutions that add value and reduce costs. We are at our best when we help our client think about the risks that confront them in a different way, incorporating sophisticated methods of benchmarking and the innovative use of analytics and data. And then, we use that information to create proprietary programs that address those risks most effectively for each insured.

Over time, we have capitalized on these strengths to expand our model to include healthcare and primary workers' compensation. Today, in our Alternative Markets segment, we operate as risk bearers, reinsurers, managers of others' self-insured programs, and providers of claims management and other services to third parties. We provide products and fee-based insurance services through these major areas of our business:

- Workers' compensation insurance on an excess basis for group and individual self-insureds and on a primary basis in selected states;
- Professional liability insurance on an excess basis for hospitals, above self-insured retentions;
- Medical stop loss insurance for middle market companies seeking to self-insure their healthcare costs;
- Management of state workers' compensation residual market mechanisms;



2007 Pre-tax income
ALTERNATIVE MARKETS

$248 million

Segment Data 2007 vs. 2006
(Dollars in millions)

	2007	2006
Total assets	$3,261	$2,701
Total revenues	$ 875	$ 879
Pre-tax income	$ 248	$ 291
GAAP combined ratio	82%	76%
Return on equity	23%	29%

Our knowledge-based underwriting expertise in the Alternative Markets segment, combined with specialized risk management services, has enabled the segment to produce consistently attractive GAAP combined ratios and a return on equity in excess of 20% for each of the past six years.



Gross Written Premium by Operating Unit*
(By percentage)

- Midwest Employers Casualty 49%
- Key Risk 19%
- Preferred Employers 12%
- Berkley Risk Administrators 9%
- Berkley Medical Excess 5%
- Berkley Net Underwriters 3%
- Berkley Accident and Health 3%



* Excludes assigned risk plans



Donato J. Gasparro
Berkley Accident and Health, LLC



J. Michael Foley
Berkley Medical Excess Underwriters, LLC



John K. Goldwater
Berkley Net Underwriters, LLC



Kenneth R. Hopkins
Berkley Risk Administrators Company, LLC

- Bundled and unbundled fee-based services to help corporate, government, non-profit and other entities develop and administer self-insurance programs and utilize other alternative means of financing or transferring risk; and
- Workers' compensation insurance for small and middle market companies in selected regions of the United States.

In each of these areas, we seek to educate our customer as to what their risk profile is, help them understand what happens when things go right; what to expect when things go wrong; and when it is prudent to transfer that risk to us. In a complex line of the insurance business, driven not just by inflation but by wages and rising medical costs, we invest time and resources in understanding the direction of technology, the legal liability system, and potential gains from rehabilitation and surgical advances – such innovations that can enhance the outcome for the injured worker, and minimize the cost for the insured. We understand that every state and territory is different, and that every job in every industry presents its own set of unique exposures. And, we invest resources in the loss prevention and risk management tools that will help our clients minimize the exposures they face.

From loss control through effective claims handling, in a Berkley company, routine functions are never a mechanical process. Whether it is the seamless, personalized service offered to the small business owner in California, or the easy online solutions provided to agents, or the specialized expertise carved out in niches such as healthcare, education, government, tribal, and not-for-profit entities, we pride ourselves not just on optimally handling the claim, but in seeking to prevent the claim before it occurs. And, we understand that knowledge, expertise and service are only effective when combined with the close, collaborative relationships we have forged with our insureds.

As medical care becomes more complex and our insureds' obligations to their workers become a bigger cost of doing business, the future of this segment of our company represents enormous potential.

Operating Units

Berkley Accident and Health, LLC provides a portfolio of insurance and reinsurance products through two underwriting divisions, Healthcare and Specialty Accident. Its Healthcare unit structures products to help

In each of these areas, we seek to educate our customer as to what their risk profile is, help them understand what happens when things go right; what to expect when things go wrong; and when it is prudent to transfer that risk to us.

middle market companies manage the risks associated with self-insured healthcare programs, and provides coverages for healthcare providers and managed care organizations who seek to limit their exposures to severe healthcare claims. The Specialty Accident unit provides coverage to individuals, schools, organizations and corporate groups. In 2007, as the medical stop loss market remained competitive, efforts were focused on finding niche opportunities, especially in the Specialty Accident area, where Berkley Accident and Health made progress in building a block of core business. Its Healthcare unit maintained underwriting discipline in the face of the challenging market for employee stop loss coverage and will continue to rationally develop that book of business in anticipation of improved market conditions. In total, Berkley Accident and Health produced $19.5 million of gross premiums written in 2007.

A leading underwriter of medical malpractice excess and reinsurance coverage and services, *Berkley Medical Excess Underwriters, LLC* offers a unique approach to risk management that is being embraced by both its insured clients and brokers. In 2007, it developed new risk financing alternatives which, coupled with exceptional data mining capabilities, have led to marked success with its distribution network and customers. Efforts to refine and expand its product offering based on market segmentation have further resulted in improved market recognition. Berkley Medical achieved excellent retention rates in 2007, particularly in those risks where it is the provider of the first layer of coverage. It enters 2008 confident that many opportunities still exist in its market niche, where the customer appreciates creative approaches to program design that complement their improved patient care initiatives and long-term investments in capital projects.

Berkley Net Underwriters, LLC combines technology, underwriting and claims expertise to deliver real-time workers' compensation solutions through a select group of agents and brokers in its current 13 state territory. Formed in January 2006, its primary focus is small to mid-sized workers' compensation risks across a wide range of industries that includes construction, manufacturing, hospitality and the service industry. This year saw the successful launch of its online automated system, which allows producers to quote, bind and service policies in real time. BerkleyNet showed steady growth



Joe W. Sykes
Key Risk Insurance Company



Robert W. Standen
Key Risk Insurance Company



Melodee J. Saunders
Midwest Employers Casualty Group, LLC



Linda R. Smith
Preferred Employers Insurance Company

in 2007, securing attractive business at good prices and continuing to expand through its select distribution network of retail, wholesale and specialty niche agencies, where its acceptance has been exceptional. In 2008, the company intends to expand its specialty niches, while continuing to cultivate additional growth from existing and new distribution partners. BerkleyNet also expects to selectively expand the number of states it conducts business in, as new opportunities develop.

Berkley Risk Administrators Company, LLC and *Riverport Insurance Company* both launched successful initiatives in 2007. Ranked as one of the largest property casualty third-party administrators in the United States, Berkley Risk Administrators is also the third largest servicing provider for workers' compensation assigned risk plans. This year the company was awarded a 15% share of the Illinois plan, one of the larger workers' compensation residual market pools in the United States, bringing the total number of states served to 18. Significant new clients, including leading national and international insurance companies, were also added to its third-party administrator book of business. In 2007, Berkley Risk Administrators complemented its existing service and risk-bearing business by implementing a new captive insurance program and forming a Bermuda segregated account company. The company ended 2007 with $85 million in service fees. Riverport Insurance Company increased its geographic reach to 47 states, and expanded its alternative risk business, in some cases pairing participant accident programs with general liability products for some of its key programs. A new public entity program and a risk purchasing group were also added to its portfolio this year. Direct written premium increased in 2007 to $57 million.

Key Risk delivered the best results in its history for 2007, with $134 million in gross written premiums and $19 million in service fees. Focusing exclusively on workers' compensation, Key Risk provides solutions on a fully insured basis through *Key Risk Insurance Company,* and in the role of third-party administrator of self-insured workers' compensation programs through *Key Risk Management Services, Inc.* Since its formation in 1986, it has become highly regarded as a provider of better workers' compensation outcomes through a unique combination of specialization, claims handling and loss control expertise, and the development of mutually beneficial relationships. 2007 saw the results of a long-term, successful management strategy that has placed

From loss control through effective claims handling, in a Berkley company, routine functions are never a mechanical process. We understand that knowledge, expertise and service are only effective when combined with the close, collaborative relationships we have forged with our insureds.

emphasis on outcomes. This year the company expanded its geographic reach beyond its Southeastern footprint into Maryland, and introduced new product solutions for the temporary staffing and hospice industries. Key Risk remains committed to providing local service, with ten office locations serving its clients throughout the Eastern United States from Maryland through Florida.

2007 was a successful year for *Midwest Employers Casualty Group, LLC* , driven by its strategy of providing its clients with valuable risk mitigation services bundled with insurance coverage. With its exclusive focus on workers' compensation excess insurance and reinsurance products to self-insured individual employers and groups nationwide, it has built a market niche through strong customer focus, detailed knowledge of its customer, and a sophisticated analytical approach to managing risk. Midwest Employers' innovative *Total Cost of Risk* (TCOR) program, a comprehensive risk management solution tailored to the specific needs of each client, is gaining wider acceptance among clients and agents for its proven effectiveness in improving financial performance and reducing overall program costs for the insured. It continues to refine this powerful tool, which has been instrumental in retaining current customers and winning substantial new business, as well as increasing client satisfaction and loyalty.

The benefit of the 2003-2004 reforms to the California workers' compensation system continued to be reflected in the 2007 results for *Preferred Employers Insurance Company*. Driven by legislative reforms, state rate levels have fallen significantly, reducing California workers' compensation rates in excess of 65% over the past three years. In the face of decreased rates driven by legislative reforms, and increased competition from new and existing players, Preferred has successfully maintained what has proven to be a very good book of business. It continues its high level of personalized, simplified service that caters to the needs of California small business, increasing convenience through expanded payment options, online services and more direct contact with employer groups. Although the California workers' compensation insurance marketplace continues to be extremely competitive and is expected to remain so throughout most of 2008, Preferred is well positioned to provide excellent returns and pursue future opportunities.

Reinsurance Segment



C. Fred Madsen
Senior Vice President
Reinsurance Operations

In our Reinsurance operating units, we rely on our experience and market knowledge to make informed decisions. This is our strategy in every market, and one that has served us well throughout each cycle.

2007 was a year that required discipline for our Reinsurance segment and for the industry as a whole, as various forces at work in the current environment continued to affect results for reinsurance companies in general. Against a backdrop of increased competition, the primary companies who form our principal customer base are frequently making decisions to buy less reinsurance and retain more of their own risk. As well, we have strategically allowed business that does not meet our targeted rate of return to be written by others. And finally, market forces in general are driving a decrease in reinsurance rates in the property casualty segment.

In such an environment, we optimize our profitability by reserving capacity for those risks that offer the most opportunity. Long-term viability depends on one's ability to make sound choices – to choose the right risk, the right customer, and the right line of business. In our Reinsurance operating units, we rely on our experience and market knowledge to make informed decisions. And, we continue to reject business where we are not able to achieve a reasonable risk-adjusted rate of return. This is our strategy in every market, and one that has served us well throughout each cycle.



2007 Pre-tax income
REINSURANCE

$178 million

Segment Data 2007 vs. 2006
(Dollars in millions)

	2007	2006
Total assets	$4,913	$5,231
Total revenues	$ 894	$ 993
Pre-tax income	$ 178	$ 135
GAAP combined ratio	97%	100%
Return on equity	13%	13%

The Reinsurance segment has grown annual pre-tax income by an average of 41% since 2003 by making sound decisions and reserving capacity for those risks that offer the most opportunity for reasonable risk-adjusted returns.



Gross Written Premium by Operating Unit
(By percentage)

- Signet Star Re 40%
- Lloyd's 23%
- Facultative ReSources 17%
- B F Re 11%
- Berkley Risk Solutions 5%
- Watch Hill 4%









Daniel L. Avery
B F Re Underwriters, LLC

Jeffrey E. Vosburgh
Berkley Risk Solutions, Inc.

James H. Crutchley
Facultative ReSources, Inc.

Our professional facultative underwriters average 25 years of experience, giving them a distinct advantage in selecting those risks that will provide long-term profitability. Facultative reinsurance is, by nature, a business of adverse selection. Companies come to the reinsurer because there is risk, there is volatility, because they are uncertain of the exposures, and, because they are unsure of the rates. At this point in the underwriting cycle, the risks that are presented are inherently more hazardous and the exposures more complex. The challenge for the facultative underwriter is therefore even greater in identifying and accepting those risks that will generate profits.

Each of our facultative units has the underwriting capabilities and the discipline to select wisely from the opportunities that the market offers, and to manage those risks through the limits we set. Our formula is simple – we establish pricing that is commensurate with the risk presented, allocate limits to match the degree of hazard inherent in the risk, and limit coverage with terms and conditions.

Similarly, on the treaty side of our Reinsurance business, we align ourselves with ceding companies who run their business in a way that is focused on profitability. They are companies that have a sound business strategy, and know how to execute that strategy; they understand risk and, most importantly, know how to price for that risk. We selectively forge long-term relationships with companies that are the best practitioners of their trade – those companies that are known for exceptional claims handling, rigorous underwriting, strong actuarial skills, and that are specialists in their lines of business. The companies we look for in our treaty business, and are most successful with, are those that adhere to underwriting discipline – not those that are chasing the market.

We believe there are many companies that value a long-term relationship that brings expertise and capital. We think we have a bright future aligning with these enterprises.

We optimize our profitability by reserving capacity for those risks that offer the most opportunity. Long-term viability depends on one's ability to make sound choices – to choose the right risk, the right customer, and the right line of business.

Operating Units

W. R. Berkley Corporation member companies provide reinsurance coverage and services on an individual basis, through facultative reinsurance, and on a portfolio basis, through treaty reinsurance. We participate as well in business written through Lloyd's. The segment writes on behalf of Berkley Insurance Company (BIC), one of the strongest companies in the insurance and reinsurance markets, and its subsidiary, Berkley Regional Insurance Company (BRIC). Both BIC and BRIC carry exceptional ratings, maintaining Standard & Poor's ratings of A+ (Strong), and recently receiving an upgrade of their A.M. Best Co. ratings to A+ (Superior).

2007 marked a fifth consecutive year of underwriting profit for *B F Re Underwriters, LLC.* As a direct casualty reinsurance underwriting manager, B F Re is uniquely positioned to meet the specific needs of its individual clients through a national network of seven regional offices. Each of these offices works closely with its select clients to deliver a collaborative, customer-focused relationship that creates mutually beneficial value and underwriting profitability for its reinsurance clients. B F Re's decentralized organizational structure allows it to provide tailored solutions and value added services to each local market, while drawing on all the benefits of its national network. It has the ability to meet all of the customer's casualty reinsurance needs by delivering a wide array of reinsurance coverage, actuarial and claims services, and financial expertise. B F Re targets and institutionalizes relationships with the select customer who values the depth of experience a long-term, professional staff can offer. During 2007, the maintenance of its underwriting and pricing standards necessitated a 9% drop in the written premium volume to $82 million, but, with long-term profitability as its primary goal, the company is pleased with the book of business it has written and is well positioned to capitalize on opportunities as they arise.



Tom N. Kellogg
Signet Star Re, LLC



Craig N. Johnson
Signet Star Re, LLC



Gerald S. King
Watch Hill Fac Management, LLC

Established in 1985, *Facultative ReSources, Inc.* is one of the largest broker market property casualty reinsurance underwriting managers in the United States. In its 23 year history, it has established an industry-wide reputation for providing innovative solutions, consistent support, and exceptional service to reinsurance intermediaries and ceding company customers alike. Facultative ReSources provides customers with both individual risk and program support in both property and casualty reinsurance for a variety of classes. Lines of business include catastrophe, fire, allied lines and non-cat business in the property lines; and general liability, workers' compensation, products liability, commercial auto, non-medical professional, public entity, umbrella and excess in the casualty lines. Facultative ReSources' underwriting staff averages more than 25 years of experience in the industry and is well known to its clients for its market knowledge and familiarity with the changing market cycle. Its seasoned professionals are well positioned to respond with speed, expertise and risk selection acumen in any environment, skills that are especially key in navigating the market cycle. It finished 2007 with $127 million in gross written premium, of which $27 million was property and $100 million was casualty.

Now in its second full year of operation, *Watch Hill Fac Management, LLC* enjoyed 12% growth this year, ending 2007 with $29 million in gross written premium. It operates within the broker distribution market, and its book consists predominantly of individual risk business. Risks are underwritten on an excess of loss basis or, in the case of umbrella liability, on a contributing basis, for a wide variety of classes of business. While Watch Hill was somewhat impacted by the phenomenon of companies buying less reinsurance, this year's positive results were a reflection of its new professional liability initiative, the maturation of the organization in general, its strong marketing efforts, and the market demand for

Each of our facultative units has the underwriting capabilities and the discipline to select wisely from the opportunities that the market offers, and to manage those risks through the limits we set. Similarly, on the treaty side of our Reinsurance business, we align ourselves with ceding companies who run their business in a way that is focused on profitability.

additional, knowledgeable capacity. Watch Hill has, in its short operating span, distinguished itself from its competitors with disciplined underwriting, deeper relationships with its clients, and a focus on service as a priority in 2008 and beyond.

Our treaty writing facility, *Signet Star Re, LLC,* is a leading broker market treaty reinsurance underwriter with a primary focus on commercial casualty and professional liability, including medical malpractice. It utilizes the risk-bearing facilities of Berkley Insurance Company, whose rating upgrade by A.M. Best to A+ (Superior) facilitated additional new business opportunities during 2007. The continuity and depth of its professional staff are well recognized in the market. Signet Star Re reserves its capacity for those clients that have excellent performance in their market segment and a strong commitment to underwriting profitability. It strives to strengthen the client relationship at every touch point in the production and service process. The result is a high level of two-way transparency which is a key to a sustainable business relationship. 2007 saw a modest shift in the composition of its portfolio toward smaller, specialty clients as the company maintained underwriting and pricing discipline. It ended the year with $290 million in gross written premium.

Berkley Risk Solutions, Inc. specializes in sophisticated and complex casualty insurance and reinsurance transactions that provide clients with innovative solutions to their risk-based funding, capital and other strategic business goals. To support these efforts, Berkley Risk Solutions has assembled a small team of experienced professionals who bring critical industry knowledge and transactional skill to bear in designing and structuring risk transactions. Business is produced by an array of like-minded insurance and reinsurance agents, brokers and wholesalers who look to match unique client needs and objectives with equally creative products and solutions.

International Segment



Steven W. Taylor
Senior Vice President
International Operations

We have built our International segment around the same principles that have made our domestic operations so successful . . . when and where we have found competent, responsible teams of local professionals who share our core values and our entrepreneurial spirit.

The effective oversight of operations in a global setting presents a complex set of challenges. They are reflected in diverse product offerings, differing legal and economic climates, and the various cultural and business nuances of one's customers and distribution channels, as well as the perceptions and demands of one's own management. It is critical to recognize the possibilities, as well as the constraints, that exist in each operating environment – and then have the ability to seize those opportunities, as well as identify the potential pitfalls.

We have built our International segment around the same principles that have made our domestic operations so successful. In each area of the world where we do business, we have created a decentralized structure of autonomous, regional operations that maintain the flexibility to respond to local needs, and have the specialized expertise to understand their markets. We have grown our business opportunistically in select countries over time, when and where we have found competent, responsible teams of local professionals who share our core values and our entrepreneurial spirit. We enter each new market only after careful consideration, investing modestly in a particular product or line of business until we have demonstrated that our business model makes sense. Our structure and our operating philosophy then allow us the ability to blend that local knowledge with the resources of a multinational enterprise, creating an internationally sound business unit with a unique, local flavor. We often say that there is not one Berkley way, but 34 – all sharing a common set of values: our people-oriented philosophy; accountability – to our owners, to our distribution channels, and to our ultimate customers, our insureds; flexibility in our product offerings and services; and transparency in our financial transactions. And, we take pride in each and every variation on that common theme.

We recently found favorable conditions in three new global markets and expanded operations into Uruguay, Australia, and China, where we have opened a representative office. We are very pleased with the performance of our international operations in 2007,



2007 Pre-tax income
INTERNATIONAL

$44 million

Segment Data 2007 vs. 2006
(Dollars in millions)

	2007	2006
Total assets	$ 870	$ 812
Total revenues	$ 285	$ 249
Pre-tax income	$ 44	$ 34
GAAP combined ratio	95%	96%
Return on equity	15%	14%

Over the past 10 years, the International segment has grown at a compound average rate of 20% through geographic and product expansion to represent 5% of total revenue in 2007. We believe there is ample opportunity for growth in the international arena as these businesses mature and others are developed.



Gross Written Premium by Region
(By percentage)

- Europe 52%
- South America 46%
- Asia* 2%



* The BIC-Hong Kong branch was transferred to the International Segment on January 1, 2008.



Eduardo I. Llobet
Berkley International Argentina S.A.



Stuart Wright
W. R. Berkley Insurance (Europe), Limited



Victor V. Leong
Berkley Insurance Company – Hong Kong



Alan M. Rafe
Berkley International, LLC



K. Grant Robson
Berkley Re Australia

particularly in Argentina. While the United Kingdom market is experiencing much of the same competition as the U. S. environment, our European operations continue to show profitable results and we anticipate future growth in that market.

Operating Units

Operations in Argentina had another year of outstanding growth, with a 22% increase in gross written premiums. *Berkley International Argentina*'s two operating units, *Berkley International Seguros* and *Berkley International ART*, grew their gross written premiums by 19% and 28%, respectively. Both companies have consolidated their market leadership and continue to set industry standards with consistent business strategies, high quality product portfolios, and efficient operating platforms. This year saw dynamic growth for both existing and new business, with a new engineering line being particularly well received. During 2007, both companies continued their geographic expansion into new locations, and introduced new products in the commercial and personal lines business. Throughout 2007, Berkley International Argentina exercised discipline in underwriting, maintaining its growth potential despite price competition in some of its lines, and sustained its position among the most profitable companies in the market. The wide array of insurance products and services it now offers, and the momentum it has established, has laid a solid foundation for sustainable growth in 2008 and beyond.

2007 was the first full year of operations in Brazil, where *Berkley International do Brasil Seguros S.A.* recorded solid growth in gross written premiums to $14 million. Headquartered in São Paulo, this new operating unit began writing surety business in March 2006 through a network of select agents and brokers, and soon reached the fourth largest position in market share in Brazil, just behind long established major players. A new branch office in Rio de Janeiro was successfully opened during the year, with additional locations expected to follow. Berkley International do Brasil also began writing mandatory personal injury caused by motor vehicle during 2007, and plans to expand to other commercial lines in the future, in order to take advantage of the many opportunities the country offers in its current climate of economic growth.

Leveraging the W. R. Berkley Corporation philosophy of decentralized operations, flexibility and in-depth knowledge of local markets, Berkley International Argentina also initiated filings to begin operations in Uruguay, where a new company, *Berkley International Seguros S.A. (Uruguay)*, is expected to begin writing property and casualty business in early 2008.

W. R. Berkley Insurance (Europe), Limited grew 19% in gross written premium in 2007, with record pre-tax profits. Formed in 2003 as a London-based insurer specializing primarily in casualty business, it has significantly expanded its product offering and geographic reach

We often say that there is not one Berkley way, but 34 – all sharing a common set of values. And, we take pride in each and every variation on that common theme.

over the past four years. While professional liability remains its core product line, W. R. Berkley (Europe) now offers coverage for directors and officers; accident and health; medical malpractice; and general liability. In 2007, it successfully launched a new engineering and construction division, which has been met with enthusiasm from its broker base. An additional United Kingdom branch was opened in 2007 in Manchester to better serve the needs of its regional account customers, and a new initiative to distribute products more comprehensively in Scandinavia was launched. W. R. Berkley (Europe)'s Spanish offices in Madrid and Barcelona, opened in 2006, continue to grow and develop their specialization in the burgeoning medical malpractice and professional indemnity markets, drawing upon local experts to find long-term solutions to client needs. In addition to its United Kingdom and Spanish locations, W. R. Berkley (Europe) launched its Australian branch, based in Sydney, in 2007. Previously owned 80% by W. R. Berkley Corporation and 20% by Kiln Ltd, W. R. Berkley Insurance (Europe) became owned 100% by W. R. Berkley Corporation in the first quarter of 2008.

Berkley Insurance Company's – Hong Kong branch completed its first full underwriting year in 2007 with positive growth. It operates as a full service property casualty reinsurance branch of Berkley Insurance Company with a main focus on commercial property lines. Facultative and treaty capacity are offered on a proportional and excess of loss basis to companies in North and Southeast Asia. Its products and services are distributed through professional reinsurance intermediaries, direct ceding companies and retail brokers. Since receiving its operating license in mid-2006 from the Hong Kong Insurance Authority, Berkley Insurance Company – Hong Kong has developed a reputation for discipline and bottom line focus that has made it a welcome addition to the Hong Kong reinsurance marketplace. Its highly skilled underwriters have brought fresh ideas to the region it serves, and have become known for providing the highest level of service and expertise to their customers. In 2007, W. R. Berkley Corporation's enthusiasm for and commitment to the region led to further expansion with the opening of a *Representative Office in Beijing, China* in June of that year. As with all of our other endeavors, additional resources and people will be committed when profitable opportunities are identified as Berkley Insurance Company – Hong Kong continues to build and strengthen its platform in Asia.

Seizing upon attractive conditions to establish a presence and grow a business over the long-term, Berkley Insurance Company this year extended its reinsurance operations into the Australasian marketplace with a branch, *Berkley Re Australia*. We determined that Australia's stable political, economic and legal climates, combined with open market policies and a highly educated workforce, create a favorable business environment in which to operate. Moreover, we were once again able to assemble a team of highly motivated individuals who share our core values and entrepreneurial spirit, and who are local to the region we serve. The operation will focus on specialist, niche facultative and treaty reinsurance business, with a strong excess of loss and casualty component. Berkley Re Australia began writing business in January 2008, and has been warmly received in the marketplace. We are enthusiastic about its prospects in 2008 and beyond.

Cumulative Total Return

Based upon an initial investment of $100 on December 31, 2002 with dividends reinvested



$350
$300
$250
$200
$150
$100
$50
$0
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07

● W. R. Berkley Corporation   ○ S&P 500®   ○ Custom Composite Index (11 Stocks)

The Custom Composite Index consists of ACE Limited, The Chubb Corporation, Cincinnati Financial Corp., CNA Financial Corp., Everest Re Group, Ltd., HCC Insurance Holdings, Inc., Markel Corp., Ohio Casualty Corp. (ending 2Q07), SAFECO Corp., Travelers Cos., Inc. and XL Capital Ltd.

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
W. R. Berkley Corporation	$100	$133	$181	$276	$301	$262
S&P 500®	$100	$129	$143	$150	$173	$183
Custom Composite Index (11 Stocks)	$100	$121	$131	$154	$177	$172

Financial Data

Financial Table of Contents

Financial Data

(Amounts in thousands, except per share data)

Years ended December 31,	2007	2006	2005	2004	2003
Net premiums written	$ 4,575,989	$ 4,818,993	$ 4,604,574	$ 4,266,361	$3,670,515
Net premiums earned	4,663,701	4,692,622	4,460,935	4,061,092	3,234,610
Net investment income	672,660	586,175	403,962	291,295	210,056
Insurance service fees	97,689	104,812	110,697	109,344	101,715
Realized investment gains	14,938	9,648	17,209	48,268	81,692
Revenues from wholly-owned investees	102,846	—	—	—	—
Total revenues	5,553,639	5,394,831	4,996,839	4,512,235	3,630,108
Interest expense	88,996	92,522	85,926	66,423	54,733
Income before income taxes	1,057,634	988,645	770,537	638,513	489,304
Income tax expense	(310,905)	(286,398)	(222,521)	(196,235)	(150,626)
Minority interest	(3,083)	(2,729)	(3,124)	(3,446)	(1,458)
Income before change in accounting	743,646	699,518	544,892	438,832	337,220
Cumulative effect of change in accounting	—	—	—	(727)	—
Net income	743,646	699,518	544,892	438,105	337,220
Data per common share:					
Net income per basic share	3.94	3.65	2.86	2.32	1.81
Net income per diluted share	3.78	3.46	2.72	2.21	1.72
Stockholders' equity	19.80	17.30	13.42	11.13	8.95
Cash dividends declared	.20	.16	.12	.12	.12
Weighted average shares outstanding:					
Basic	188,981	191,809	190,533	188,912	187,029
Diluted	196,698	201,961	200,426	198,408	195,893
Balance sheet data as of year end:					
Investments	$ 11,893,522	$11,114,364	$ 9,810,225	$ 7,303,889	$5,068,670
Total assets	16,832,170	15,656,489	13,896,287	11,451,033	9,334,685
Reserves for losses and loss expenses	8,678,034	7,784,269	6,711,760	5,449,611	4,192,091
Junior subordinated debentures	249,375	241,953	450,634	208,286	193,336
Senior notes and other debt	1,121,793	869,187	967,818	808,264	659,208
Stockholders' equity	3,569,775	3,335,159	2,567,077	2,109,702	1,682,562

PAST PRICES OF COMMON STOCK

The common stock of the Company is traded on the New York Stock Exchange under the symbol "WRB".

	Price Range		Common Dividends Declared Per Share
	High	Low	
2007			
Fourth Quarter	$32.21	$28.04	$.05
Third Quarter	32.81	25.20	.05
Second Quarter	33.80	31.89	.05
First Quarter	35.10	31.30	.05
2006			
Fourth Quarter	$37.72	$34.34	$.04
Third Quarter	37.25	32.26	.04
Second Quarter	40.95	30.61	.04
First Quarter	40.15	31.87	.04

Item 7. Management's Discussion and Analysis
of Financial Condition and Results of Operations

Overview

W.R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: Specialty insurance, Regional property casualty insurance, Alternative Markets, Reinsurance and International. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

Available insurance capacity has increased in recent years, increasing competition in the industry and putting downward pressure on pricing and terms and conditions. In 2007, we saw increased competition and decreased prices across most of our business segments, and we believe that this trend of increased competition and decreased prices will continue in 2008.

The Company's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including merger arbitrage, private equity and real estate securities.

CRITICAL ACCOUNTING ESTIMATES

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is little paid or incurred loss data to consider.

Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2007, initial loss estimates for accident years 1998 through 2006 were increased by an average of 2% for lines with short reporting lags and by an average of 16% for lines with long reporting lags. For the latest accident year ended December 31, 2007, initial loss estimates were $1.8 billion for lines with short reporting lags and $1.0 billion for lines with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2007 (dollars in thousands):

	Frequency (+/-)		
Severity (+/-)	1%	5%	10%
1%	57,037	171,678	314,979
5%	171,678	290,859	439,835
10%	314,979	439,835	595,906

Our net reserves for losses and loss expenses of $7.8 billion as of December 31, 2007 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.9 billion, or 24%, of the Company's net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Specialty	$ 2,853,479	$ 2,498,030
Regional	1,218,703	1,071,607
Alternative Markets	1,558,643	1,372,517
Reinsurance	1,884,051	1,764,767
International	308,021	240,676
Net reserves for losses and loss expenses	7,822,897	6,947,597
Ceded reserves for losses and loss expenses	855,137	836,672
Gross reserves for losses and loss expenses	$ 8,678,034	$ 7,784,269

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2007 and 2006 (dollars in thousands):

	Reported Case Reserves	Incurred But Not Reported	Total
December 31, 2007			
General liability	$ 756,121	$ 2,095,913	$2,852,034
Workers' compensation	915,588	929,875	1,845,463
Commercial automobile	377,922	223,767	601,689
International	118,807	189,214	308,021
Other	135,221	196,418	331,639
Total primary	2,303,659	3,635,187	5,938,846
Reinsurance	795,922	1,088,129	1,884,051
Total	$ 3,099,581	$ 4,723,316	$7,822,897
December 31, 2006			
General liability	$ 696,074	$ 1,824,395	$ 2,520,469
Workers' compensation	687,127	909,076	1,596,203
Commercial automobile	354,841	193,995	548,836
International	78,489	162,187	240,676
Other	98,368	178,278	276,646
Total primary	1,914,899	3,267,931	5,182,830
Reinsurance	680,272	1,084,495	1,764,767
Total	$ 2,595,171	$ 4,352,426	$ 6,947,597

For the year ended December 31, 2007, the Company reported losses and loss expenses of $2.8 billion, of which $106 million represented a decrease in estimates for claims occurring in prior years. The estimates for claims occurring in prior years decreased by $150 million for primary business and increased by $44 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2003 and prior of $179 million and a decrease in estimates for claims occurring in accident years 2004 through 2006 of $285 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Case reserves for primary business increased 20% to $2.3 billion as a result of a 3% increase in the number of outstanding claims and a 21% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 11% to $3.6 billion at December 31, 2007 from $3.3 billion at December 31, 2006. By segment, prior year reserves decreased by $97 million for Specialty, $24 million for Alternative Markets, $22 million for Regional and $7 million for International. By line of business, prior year reserves decreased by $114 million for general liability, $14 million for workers' compensation, $12 million for property and $10 million for commercial automobile. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2004 through 2006.

Case reserves for reinsurance business increased 17% to $796 million at December 31, 2007 from $680 million at December 31, 2006. Reserves for incurred but not reported losses for reinsurance business were $1,088 million at December 31, 2007 compared with $1,084 million at December 31, 2006. Prior year reserves increased $44 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.

Loss Reserve Discount. The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.7% to 6.5% with a weighted average discount rate of 4.9%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.6%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $787,988,000, $699,883,000 and $575,485,000 at December 31, 2007, 2006 and 2005, respectively. The increase in the aggregate discount from 2006 to 2007 and from 2005 to 2006 resulted from the increase in excess and assumed workers' compensation gross reserves.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $69 million and $139 million at December 31, 2007 and 2006, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.

Other-Than-Temporary Declines in the Value of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2007 and 2006. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2007	2006
Specialty		
Gross premiums written	**$1,816,727**	$1,918,521
Net premiums written	**1,704,880**	1,814,479
Premiums earned	**1,772,547**	1,752,507
Loss ratio	**57.3%**	59.1%
Expense ratio	**26.7%**	25.0%
Combined ratio	**84.0%**	84.1%
Regional		
Gross premiums written	**$1,441,077**	$1,415,311
Net premiums written	**1,267,451**	1,235,302
Premiums earned	**1,250,914**	1,205,912
Loss ratio	**59.1%**	59.7%
Expense ratio	**31.4%**	30.6%
Combined ratio	**90.5%**	90.3%
Alternative Markets		
Gross premiums written	**$ 758,285**	$ 747,680
Net premiums written	**656,369**	651,255
Premiums earned	**651,909**	658,805
Loss ratio	**59.2%**	53.5%
Expense ratio	**23.1%**	22.1%
Combined ratio	**82.3%**	75.6%

(Dollars in thousands)	2007	2006
Reinsurance		
Gross premiums written	**$ 732,233**	$940,797
Net premiums written	**682,241**	892,769
Premiums earned	**740,439**	859,411
Loss ratio	**65.3%**	72.0%
Expense ratio	**31.3%**	27.8%
Combined ratio	**96.6%**	99.8%
International		
Gross premiums written	**$ 304,908**	$ 254,605
Net premiums written	**265,048**	225,188
Premiums earned	**247,892**	215,987
Loss ratio	**62.6%**	64.2%
Expense ratio	**32.4%**	32.0%
Combined ratio	**95.0%**	96.2%
Consolidated		
Gross premiums written	**$5,053,230**	$5,276,914
Net premiums written	**4,575,989**	4,818,993
Premiums earned	**4,663,701**	4,692,622
Loss ratio	**59.6%**	61.0%
Expense ratio	**28.5%**	27.0%
Combined ratio	**88.1%**	88.0%

Results of Operations for the Years Ended December 31, 2007 and 2006

The following table presents the Company's net income and net income per share for the years ended December 31, 2007 and 2006 (amounts in thousands, except per share data):

	2007	2006
Net income	**$ 743,646**	$ 699,518
Weighted average diluted shares	**196,698**	201,961
Net income per diluted share	**$ 3.78**	$ 3.46

The increase in net income in 2007 compared with 2006 reflects higher investment income as a result of operating cash flow. Underwriting profits were essentially unchanged as favorable prior year loss reserve development was offset by a higher expected loss ratio for accident year 2007 and by higher underwriting expenses.

Gross Premiums Written. Gross premiums written were $5.1 billion in 2007, down 4% from 2006. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2007, with price levels for renewal business declining approximately 5% as compared with the prior year period.

A summary of gross premiums written in 2007 compared with 2006 by business segment follows:

- Specialty gross premiums decreased by 5% to $1,817 million in 2007 from $1,919 million in 2006. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 3%. Average prices for renewal policies, adjusted for changes in exposure, decreased 6%. Gross premiums written decreased 15% for premises operations and 13% for products liability. Gross premiums written increased 11% for property lines and 5% for professional liability. Commercial automobile gross premiums written were essentially unchanged.

- Regional gross premiums increased by 2% to $1,441 million in 2007 from $1,415 million in 2006. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 4%. Gross premiums written increased 4% for commercial automobile and 1% for workers' compensation. Commercial multiple peril was virtually unchanged. Gross premiums include assigned risk premiums, which are fully reinsured, of $88 million in 2007 and $102 million in 2006.

- Alternative Markets gross premiums increased by 1% to $758 million in 2007 from $748 million in 2006. The number of new and renewal policies issued, excluding personal accident business which is a new line of business, increased 3% in 2007 (net of policy cancellations). Average prices for renewal policies, adjusted for changes in exposure, decreased 6%. Gross premiums written decreased 3% for primary workers' compensation and increased 3% for excess workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $61 million in 2007 and $67 million in 2006.

- Reinsurance gross premiums decreased by 22% to $732 million in 2007 from $941 million in 2006. Average prices for renewal business decreased 5%. Casualty gross premiums written decreased 29% to $558 million, and property gross premiums written increased 10% to $174 million. The 2006 premiums included $131 million related to two medical malpractice reinsurance agreements that expired in 2007 and were not renewed. While these agreements contained limits on the potential amount of losses to be paid by the Company, they also contained limits on the potential profits that may be earned by the Company.

- International gross premiums increased by 20% to $305 million in 2007 from $255 million in 2006. Gross premiums in the U.K. and Europe increased 19% as a result of expanded product offerings and from the impact of foreign exchange rates. Gross premiums in Argentina increased 32% as a result of higher price levels.

Net Premiums Earned. Net premiums earned decreased 1% to $4,664 million from $4,693 million in 2006. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2007 are related to business written during both 2007 and 2006. The 1% decrease for 2007 earned premiums reflects the underlying decline in net premiums written in 2007.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2007 and 2006 (dollars in thousands):

	Amount		Average Annualized Yield	
	2007	2006	2007	2006
Fixed maturity securities, including cash	**$ 497,892**	$440,987	**4.8%**	4.7%
Arbitrage trading account	**80,253**	74,551	**9.8%**	10.4%
Partnerships and affiliates	**38,274**	37,145	**8.1%**	9.5%
Equity securities available for sale	**57,502**	35,662	**7.0%**	6.8%
Other	**10,191**	5,068		
Gross investment income	**684,112**	593,413	**5.4%**	5.4%
Investment expenses and interest on funds held	**(11,452)**	(7,238)		
Total	**$ 672,660**	$586,175	**5.4%**	5.3%

Net investment income increased 15% to $673 million in 2007 from $586 million in 2006. Average invested assets (including cash and cash equivalents) increased 14% to $12.6 billion in 2007 from $11.1 billion in 2006 as a result of cash flow from operations.

Insurance Service Fees. The Alternative Markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $98 million in 2007, down from $105 million in 2006, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.

Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $15 million in 2007 compared with $10 million in 2006. Charges for impairment of investments were $2.7 million in 2007 and $0.1 million in 2006. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $103 million in 2007. These revenues were derived from two fixed base operators that the Company acquired in 2007. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication.

Losses and Loss Expenses. Losses and loss expenses decreased 3% to $2,780 million in 2007 from $2,864 million in 2006. The consolidated loss ratio was 59.6% in 2007 compared with 61.0% in 2006. The 2007 loss ratio reflects favorable prior year loss reserve development of $106 million compared with $27 million of adverse development in 2006. The favorable loss reserve development was primarily related to the Specialty segment. The Company also experienced favorable development for the Regional, Alternative Markets and International segments that was partially offset by unfavorable reserve development for the Reinsurance segment. The expected loss ratio for premiums earned in 2007 is higher than the expected loss ratio for the preceding year as a result of a decline in average prices.

Weather-related losses were $34 million in 2007 compared with $39 million in 2006. A summary of loss ratios in 2007 compared with 2006 by business segment follows:

- Specialty's loss ratio decreased to 57.3% in 2007 from 59.1% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $97 million in 2007 compared with $6 million in 2006), partially offset by a higher expected loss ratio for accident year 2007 due to a decline in price levels. The favorable loss reserve development was primarily related to general liability business for accident years 2004 through 2006.

- The Regional loss ratio decreased to 59.1% in 2007 from 59.7% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $22 million in 2007 compared with unfavorable loss reserve changes of $16 million in 2006), partially offset by a higher expected loss ratio for accident year 2007 as a result of a decline in price levels. Weather-related losses were $34 million in 2007 compared with $39 million in 2006.

- Alternative Market's loss ratio increased to 59.2% from 53.5%. The increase reflects the impact of prior year reserve changes (favorable loss reserve changes were $24 million in 2007 compared to $48 million in 2006). In 2007, favorable loss reserve changes for primary workers' compensation and medical excess business were offset by unfavorable loss reserve development for excess workers' compensation business. The expected loss ratio for premiums earned in 2007 is higher than the expected loss ratio for the preceding year as a result of a decline in average prices.

- The Reinsurance loss ratio decreased to 65.3% in 2007 from 72.0% in 2006. The decrease reflects improved underwriting results from treaty reinsurance business and the Company's participation in business underwritten at Lloyd's. Prior year loss reserves increased by $44 million in 2007 compared with $69 million in 2006.

- The International loss ratio decreased to 62.6% in 2007 from 64.2% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $7 million in 2007 compared with $4 million in 2006).

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Underwriting expenses	$1,330,519	$1,267,217
Service expenses	90,561	88,961
Other costs and expenses	109,907	92,988
Total	$1,530,987	$1,449,166

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Underwriting expenses increased 5% in 2007 primarily as a result of higher compensation costs and agent commissions, including contingent commissions. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 28.5% in 2007 compared with 27.0% in 2006.

Service expenses, which represent the costs associated with the Alternative Market segment's fee-based business, increased 2% to $91 million.

Other costs and expenses, which represent general and administrative expenses for the parent company, increased 18% to $110 million primarily as a result of higher costs for incentive compensation programs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees of $96 million in 2007 represent costs associated with revenues from wholly-owned investees described above. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses.

Interest Expense. Interest expense decreased 4% to $89 million as a result of the redemption of $210 million of 8.197% junior subordinated debentures in December 2006, partially offset by the issuance of $250 million of 6.25% senior notes in February 2007.

Income Taxes. The effective income tax rate was 29% in 2007 and 2006. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2006 and 2005. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2006	2005
Specialty		
Gross premiums written	$1,918,521	$1,932,821
Net premiums written	1,814,479	1,827,865
Premiums earned	1,752,507	1,682,193
Loss ratio	59.1%	62.4%
Expense ratio	25.0%	25.1%
Combined ratio	84.1%	87.5%
Regional		
Gross premiums written	$1,415,311	$1,384,574
Net premiums written	1,235,302	1,196,487
Premiums earned	1,205,912	1,173,174
Loss ratio	59.7%	55.8%
Expense ratio	30.6%	30.6%
Combined ratio	90.3%	86.4%

(Dollars in thousands)	2006	2005
Alternative Markets		
Gross premiums written	$ 747,680	$ 781,411
Net premiums written	651,255	669,774
Premiums earned	658,805	663,478
Loss ratio	53.5%	59.4%
Expense ratio	22.1%	20.1%
Combined ratio	75.6%	79.5%
Reinsurance		
Gross premiums written	$ 940,797	$ 770,781
Net premiums written	892,769	719,540
Premiums earned	859,411	754,097
Loss ratio	72.0%	74.1%
Expense ratio	27.8%	30.1%
Combined ratio	99.8%	104.2%
International		
Gross premiums written	$ 254,605	$ 218,396
Net premiums written	225,188	190,908
Premiums earned	215,987	187,993
Loss ratio	64.2%	66.5%
Expense ratio	32.0%	29.6%
Combined ratio	96.2%	96.1%
Consolidated		
Gross premiums written	$ 5,276,914	$ 5,087,983
Net premiums written	4,818,993	4,604,574
Premiums earned	4,692,622	4,460,935
Loss ratio	61.0%	62.4%
Expense ratio	27.0%	26.9%
Combined ratio	88.0%	89.3%

Results of Operations for the Years Ended December 31, 2006 and 2005

The following table presents the Company's net income and net income per share for the years ended December 31, 2006 and 2005 (amounts in thousands, except per share data):

	2006	2005
Net income	$ 699,518	$ 544,892
Weighted average diluted shares	201,961	200,426
Net income per diluted share	$ 3.46	$ 2.72

The increase in net income in 2006 compared with 2005 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was the result of an increase in average invested assets as well as an increase in the average yield on investments. The improvement in underwriting results was primarily attributable to lower prior year loss reserve development and to lower weather-related losses.

Gross Premiums Written. Gross premiums written were $5.3 billion in 2006, up 4% from 2005. While prices increased significantly in 2002 and 2003, the Company experienced an increased level of price competition beginning in 2004. This trend continued in 2005 and 2006 with price levels for renewal business declining approximately 2% as compared with the prior year period.

Gross premiums include approximately $94 million of premiums written by new business units established in December 2005. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $22 million in 2006 and $57 million in 2005. Gross premiums for the Regional and Alternative Markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk business is fully reinsured by the respective state-sponsored assigned risk plans.

A summary of gross premiums written in 2006 compared with 2005 by business segment follows:

- Specialty gross premiums decreased by 1% to $1,919 million in 2006 from $1,933 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, increased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 4%. Gross premiums written decreased 11% for professional liability, 6% for products liability, 4% for premises operations and 1% for commercial automobile. Gross premiums written increased 34% for property lines.

- Regional gross premiums increased by 2% to $1,415 million in 2006 from $1,385 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, decreased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 4% for workers' compensation, 2% for commercial automobile and 1% for commercial multiple peril. Gross premiums include assigned risk premiums of $102 million in 2006 and $114 million in 2005.

- Alternative Markets gross premiums decreased by 4% to $748 million in 2006 from $781 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, was essentially unchanged. Average prices for renewal policies, adjusted for changes in exposure, decreased 5%. Gross premiums written decreased 10% for primary workers' compensation and increased 2% for excess workers' compensation. The decline in premiums for primary workers' compensation was primarily due to rate decreases in California. Gross premiums include assigned risk premiums of $67 million in 2006 and $76 million in 2005.

- Reinsurance gross premiums increased by 22% to $941 million in 2006 from $771 million in 2005. Average prices for renewal business increased 3%. Casualty gross premiums written increased 25% to $783 million, and property gross premiums written increased 9% to $158 million. The 2006 premiums include $131 million related to two new medical malpractice reinsurance agreements. While these agreements contain limits on the potential amount of losses to be paid by the Company, they also contain limits on the potential profits that may be earned by the Company.

- International gross premiums increased by 17% to $255 million in 2006 from $218 million in 2005 due to growth in Europe and Argentina.

Net Premiums Earned. Net premiums earned increased 5% to $4.7 billion from $4.5 billion in 2005. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2006 are related to business written during both 2006 and 2005. The 5% growth rate for 2006 earned premiums reflects the underlying growth in net premiums written in those years.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2006 and 2005 (dollars in thousands):

	Amount		Average Annualized Yield	
	2006	2005	2006	2005
Fixed maturity securities, including cash	$440,987	$336,126	4.7%	4.2%
Arbitrage trading account	74,551	28,095	10.4%	6.2%
Partnerships and affiliates	37,145	18,545	9.5%	6.8%
Equity securities available for sale	35,662	25,529	6.8%	6.3%
Other	5,068	1,620		
Gross investment income	593,413	409,915	5.4%	4.4%
Investment expenses and interest on funds held	(7,238)	(5,953)		
Total	$586,175	$403,962	5.3%	4.4%

Net investment income increased 45% to $586 million in 2006 from $404 million in 2005. Average invested assets (including cash and cash equivalents) increased 20% to $11.1 billion in 2006 from $9.2 billion in 2005 as a result of cash flow from operations. The average annualized gross yield on investments increased to 5.3% in 2006 from 4.4% in 2005 due to higher short-term interest rates and higher returns from the arbitrage trading account.

Insurance Service Fees. The Alternative Markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $105 million in 2006, down from $111 million in 2005, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.

Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $10 million in 2006 compared with $17 million in 2005. Charges for impairment of investments were $0.1 million in 2006 and $1.6 million in 2005. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Losses and Loss Expenses. Losses and loss expenses increased 3% to $2.9 billion in 2006 from $2.8 billion in 2005 primarily due to increased premium volume. The consolidated loss ratio was 61.0% in 2006 compared with 62.4% in 2005. The 2006 loss ratio reflects the impact of prior year loss reserve changes (unfavorable loss reserve changes were $27 million in 2006 compared with $187 million in 2005) and lower storm losses ($39 million in 2006 compared with $99 million in 2005). These improvements were partially offset by a higher expected loss ratio for accident year 2006 as a result of a decline in price levels. A summary of loss ratios in 2006 compared with 2005 by business segment follows:

- Specialty's loss ratio decreased to 59.1% in 2006 from 62.4% in 2005 principally due to the impact of prior year loss reserve changes (favorable loss reserve changes were $6 million in 2006 compared with unfavorable loss reserve changes of $91 million in 2005).

- The Regional loss ratio increased to 59.7% in 2006 from 55.8% in 2005. The 2006 loss ratio reflects a higher expected loss ratio for accident year 2006 as a result of a decline in price levels. Weather-related losses were $39 million in 2006 compared with $35 million in 2005.

- Alternative Market's loss ratio decreased to 53.5% from 59.4% primarily as a result of continued favorable reserve development related to workers' compensation business in California.

- The Reinsurance loss ratio decreased to 72.0% in 2006 from 74.1% in 2005. The decrease reflects the impact of lower weather-related losses (with no weather-related losses in 2006 compared with $49 million in 2005) and lower prior year loss reserve development. These were partially offset by relatively higher loss ratios for the new medical malpractice reinsurance agreements referred to above.

- The International loss ratio decreased to 64.2% in 2006 from 66.5% in 2005 primarily as a result of favorable reserve development related to professional indemnity business written in the United Kingdom.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2006 and 2005 (dollars in thousands):

	2006	2005
Underwriting expenses	$1,267,217	$1,202,043
Service expenses	88,961	91,134
Other costs and expenses	92,988	65,397
Total	$1,449,166	$1,358,574

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Underwriting expenses increased 5% primarily as a result of higher premium volume. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 27.0% in 2006 compared with 26.9% in 2005.

Service expenses, which represent the costs associated with the Alternative Market segment's fee-based business, decreased 2% to $89 million primarily as a result of a decrease in costs associated with the servicing of assigned risk plan business.

Other costs and expenses, which represent general and administrative expenses for the parent company, increased 42% to $93 million primarily as a result of higher costs for incentive compensation programs.

Interest Expense. Interest expense increased 8% to $93 million as a result of interest expense related to $200 million of 5.6% senior notes issued in May 2005 and $250 million of 6.75% junior subordinated debentures issued in July 2005. This was partially offset by a reduction in interest expense as a result of the repayment of $100 million 6.25% senior notes in January 2006 and the repayment of $210 million 8.197% junior subordinates debentures in December 2006.

Income taxes. The effective income tax rate was 29% in 2006 and 2005. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

INVESTMENTS

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio and investment-related assets as of December 31, 2007 and 2006 were as follows (dollars in thousands):

	2007	2006
Fixed maturity securities	$ 9,799,044	$ 9,093,674
Equity securities available for sale	767,809	866,422
Equity securities trading account	512,526	639,481
Partnerships and affiliates	545,937	449,854
Loans receivable	268,206	64,933
Total investments	11,893,522	11,114,364
Cash and cash equivalents	951,863	754,247
Trading account receivables	409,926	312,220
Trading account securities sold but not yet purchased	(67,139)	(170,075)
Unsettled sales	130	1,542
Total	$13,188,302	$12,012,298

Fixed Maturities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2007 (as compared to December 31, 2006), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (15% in 2006); state and municipal securities were 54% (50% in 2006); corporate securities were 10% (9% in 2006); mortgage-backed securities were 18% (22% in 2006); and foreign bonds were 3% (4% in 2006).

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded real estate investment trusts, banks, Fannie Mae, Freddie Mac and utilities.

Equity Securities Trading Account. The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

Partnerships and Affiliates. At December 31, 2007 (as compared to December 31, 2006), investments in partnerships and affiliates were as follows: equity in Kiln Ltd was $109 million ($96 million in 2006); real estate funds were $294 million ($275 million in 2006); and other investments were $143 million ($79 million in 2006).

On December 14, 2007, Kiln Ltd announced that the boards of Tokio Marine & Nichido Fire Insurance Co., Ltd. ("TMNF") and Kiln Ltd have reached agreement on the terms of a recommended cash acquisition of Kiln Ltd by TMNF at an acquisition price of 150 pence per share. The carrying value of the Company's investment in Kiln Ltd was $109 million at December 31, 2007. The total value of the Company's investment in Kiln Ltd at the acquisition price of 150 pence per share is approximately $174 million at exchange rates in effect on February 27, 2008.

Loans Receivable. Loans receivable represent commercial real estate mortgage loans and related instruments with maturities of five years or less and floating, LIBOR-based interest rates.

Securities in an Unrealized Loss Position. The following table summarizes all securities in an unrealized loss position at December 31, 2007 and 2006 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
December 31, 2007			
Fixed maturities:			
0–6 months	44	$ 379,515	$ 5,254
7–12 months	43	486,233	6,999
Over 12 months	156	1,300,468	17,450
Total	243	$ 2,166,216	$ 29,703
Equity securities available for sale:			
0–6 months	55	$ 445,917	$ 86,992
7–12 months	42	61,263	10,780
Over 12 months	12	39,600	7,173
Total	109	$ 546,780	$ 104,945
December 31, 2006			
Fixed maturities:			
0–6 months	100	$ 802,595	$ 2,309
7–12 months	62	645,331	4,445
Over 12 months	269	2,843,721	44,389
Total	431	$ 4,291,647	$ 51,143
Equity securities available for sale:			
0–6 months	8	$ 75,568	$ 320
7–12 months	9	60,853	250
Over 12 months	16	105,085	1,583
Total	33	$ 241,506	$ 2,153

At December 31, 2007, gross unrealized gains were $233 million, or 2% of total investments, and gross unrealized losses were $139 million, or 1% of total investments. There were 154 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $1 billion and an aggregate unrealized loss of $50 million. The decline in market value for the fixed income securities was primarily due to an increase in market interest rates since the securities were purchased. The decline in market value for the equity securities was primarily due to wider spreads for preferred stocks issued by banks, real estate investment trusts, Fannie Mae and Freddie Mac following the disruption in credit markets in late 2007.

Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

The following table shows the composition by Standard & Poor's ("S&P") and Moody's ratings of the fixed maturity securities in our portfolio with gross unrealized losses at December 31, 2007. Not all of the securities are rated by S&P and/or Moody's (dollars in thousands).

		Unrealized Loss		Fair Value	
S&P Rating	Moody's Rating	Amount	Percent to Total	Amount	Percent to Total
AAA/AA/A	Aaa/Aa/A	$ 26,223	88.3%	$ 1,958,045	90.3%
BBB	Baa	2,022	6.8	168,590	7.8
BB	Ba	1,221	4.1	35,779	1.7
B	B	—	—	—	—
CCC or lower	Caa or lower	237	0.8	3,802	0.2
N/A	N/A	—	—	—	—
	Total	$ 29,703	100.0%	$ 2,166,216	100.0%

The scheduled maturity dates for fixed maturity securities in an unrealized loss position at December 31, 2007 are shown in the following table (dollars in thousands):

	Unrealized Loss		Fair Value	
	Amount	Percent to Total	Amount	Percent to Total
Due in one year or less	$ 2,156	7.3%	$ 158,052	7.3%
Due after one year through five years	3,234	10.9	358,245	16.5
Due after five years through ten years	6,118	20.6	408,700	18.9
Due after ten years	8,913	30.0	540,058	24.9
Mortgage and asset-backed securities	9,282	31.2	701,161	32.4
Total fixed income securities	$ 29,703	100.0%	$ 2,166,216	100.0%

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Due to the periodic repayment of principal, the mortgage and asset-backed securities are estimated to have an effective maturity of approximately 1.9 years.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. The average duration for the fixed income portfolio was 3.3 years at December 31, 2007 and 2006.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2007 (dollars in thousands):

	Effective Duration (Years)	Fair Value
Cash and cash equivalents	0.4	$ 951,863
U. S. Government securities	2.4	1,473,766
State and municipal	4.8	5,244,288
Corporate	3.0	1,009,932
Foreign	0.9	327,800
Mortgage-backed securities	1.9	1,755,373
Loans receivable	1.5	268,206
Total	3.3	$11,031,228

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2007 would be as follows (dollars in thousands):

	Estimated Fair Value of Fixed Maturity Securities	Estimated Change in Fair Value
Change in interest rates		
300 basis point rise	$10,018,252	$(1,012,976)
200 basis point rise	10,355,911	(675,317)
100 basis point rise	10,693,569	(337,659)
Base scenario	11,031,228	—
100 basis point decline	11,360,823	329,595
200 basis point decline	11,690,418	659,190
300 basis point decline	12,020,014	988,786

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities was $1.5 billion in 2007, $1.6 billion in 2006 and $1.7 billion in 2005. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of growth in investment income and relatively low paid losses. Cash flow provided by operating activities in 2006 and 2005 is net of cash transfers to the arbitrage trading account of $225 million and $80 million, respectively.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2008, the maximum amount of dividends which can be paid without regulatory approval is approximately $653 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 82% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2007. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Financing Activity

In February 2007, the Company issued $250 million of 6.25% senior notes due on February 15, 2037. During 2007, the Company repurchased 16,130,773 shares (including 963,773 shares purchased in connection with the Company's stock option program) of its common stock for $489 million.

During 2006, the Company repaid $100 million of 6.25% senior notes at their maturity in January 2006. The Company also repaid $210 million of junior subordinated debentures on December 15, 2006 contemporaneously with the redemption of $210 million of 8.197% trust preferred securities by the W. R. Berkley Capital Trust. This amount included preferred securities already repurchased by the Company.

At December 31, 2007, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,371 million and a face amount of $1,388 million. The maturities of the outstanding debt are $90 million in 2008, $1 million in 2009, $150 million in 2010, $2 million in 2012, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $12 million in 2023, $7 million in 2035 (prepayable in 2010), $250 million in 2037 and $250 million in 2045 (prepayable in 2010).

At December 31, 2007, stockholders' equity was $3.6 billion and total capitalization (stockholders' equity, senior notes, junior subordinated debentures and other debt) was $4.9 billion. The percentage of the Company's capital attributable to senior notes and other debt and junior subordinated debentures was 28% at December 31, 2007, compared with 25% at December 31, 2006.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2007, the Company had a deferred tax asset, net of valuation allowance, of $429 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $243 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

For 2008, the Company's property catastrophe reinsurance provides protection for 100% of the net loss between $10 million and $95 million, and its casualty contingency agreement provides protection for 100% of the net loss between $2 million and $25 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd's, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd's general agents.

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2007 (dollars in thousands):

Estimated Payments By Periods	2008	2009	2010	2011	2012	Thereafter
Gross reserves for losses	$ 2,159,759	$ 1,573,488	$ 1,229,275	$ 919,655	$ 678,212	$ 2,984,533
Operating lease obligations	20,889	18,570	16,994	13,060	9,176	26,425
Purchase obligations	30,390	29,507	715	385	—	—
Junior subordinated debentures	—	—	—	—	—	257,217
Senior notes	89,834	1,358	150,000	—	2,068	888,250
Other long-term liabilities	38,714	18,481	14,438	5,881	1,017	42,559
Total	$ 2,339,586	$ 1,641,404	$ 1,411,422	$ 938,981	$ 690,473	$ 4,198,984

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2007. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $66 million as of December 31, 2007. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $252 million in certain investment funds.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Management's Report on Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited W. R. Berkley Corporation and subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). W. R. Berkley Corporation and subsidiaries management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, W. R. Berkley Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission..

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 29, 2008

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 29, 2008

Consolidated Statements of Income

(Dollars in thousands, except per share data)

Years Ended December 31,	2007	2006	2005
Revenues:			
Net premiums written	$4,575,989	$4,818,993	$4,604,574
Change in net unearned premiums	87,712	(126,371)	(143,639)
Net premiums earned	4,663,701	4,692,622	4,460,935
Net investment income	672,660	586,175	403,962
Insurance service fees	97,689	104,812	110,697
Realized investment gains	14,938	9,648	17,209
Revenues from wholly-owned investees	102,846	—	—
Other income	1,805	1,574	4,036
Total revenues	$5,553,639	$5,394,831	$4,996,839
Operating costs and expenses:			
Losses and loss expenses	2,779,578	2,864,498	2,781,802
Other operating costs and expenses	1,530,987	1,449,166	1,358,574
Expenses from wholly-owned investees	96,444	—	—
Interest expense	88,996	92,522	85,926
Total expenses	$4,496,005	$4,406,186	$4,226,302
Income before income taxes and minority interest	1,057,634	988,645	770,537
Income tax expense	(310,905)	(286,398)	(222,521)
Minority interest	(3,083)	(2,729)	(3,124)
Net income	$ 743,646	$ 699,518	$ 544,892
Earnings per share:			
Basic	$ 3.94	$ 3.65	$ 2.86
Diluted	$ 3.78	$ 3.46	$ 2.72

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Dollars in thousands)

Years Ended December 31,	2007	2006
ASSETS		
Investments:		
Fixed maturity securities	$ 9,799,044	$ 9,093,674
Equity securities available for sale	767,809	866,422
Equity securities trading account	512,526	639,481
Partnerships and affiliates	545,937	449,854
Loans receivable	268,206	64,933
Total Investments	11,893,522	11,114,364
Cash and cash equivalents	951,863	754,247
Premiums and fees receivable	1,199,002	1,245,661
Due from reinsurers	904,509	928,258
Accrued investment income	134,872	118,045
Prepaid reinsurance premiums	179,495	169,965
Deferred policy acquisition costs	455,244	489,243
Real estate, furniture and equipment	204,252	183,249
Deferred Federal and foreign income taxes	186,669	142,634
Goodwill	102,462	67,962
Trading account receivable from brokers and clearing organizations	409,926	312,220
Other assets	210,354	130,641
Total Assets	$ 16,832,170	$ 15,656,489
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Reserves for losses and loss expenses	$ 8,678,034	$ 7,784,269
Unearned premiums	2,240,690	2,314,282
Due to reinsurers	108,178	149,427
Trading account securities sold but not yet purchased	67,139	170,075
Policyholders' account balances	—	106,926
Other liabilities	761,690	654,596
Junior subordinated debentures	249,375	241,953
Senior notes and other debt	1,121,793	869,187
Total Liabilities	$ 13,226,899	$ 12,290,715
Minority interest	35,496	30,615
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:		
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 180,320,775 and 192,771,889 shares	47,024	47,024
Additional paid-in capital	907,016	859,787
Retained earnings	3,248,762	2,542,744
Accumulated other comprehensive income	53,201	111,613
Treasury stock, at cost, 54,797,143 and 42,346,029 shares	(686,228)	(226,009)
Total Stockholders' Equity	3,569,775	3,335,159
Total Liabilities and Stockholders' Equity	$16,832,170	$ 15,656,489

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except per share data)

Years ended December 31,	2007	2006	2005
COMMON STOCK:			
Beginning of period	$ 47,024	$ 47,024	$ 47,024
Stock issued	—	—	—
End of period	$ 47,024	$ 47,024	$ 47,024
ADDITIONAL PAID IN CAPITAL:			
Beginning of period	$ 859,787	$ 821,050	$ 805,240
Stock options exercised, including tax benefits	26,510	20,965	7,038
Restricted stock units expensed	19,541	15,323	8,413
Stock options expensed	794	1,755	134
Stock issued to directors	384	694	225
End of period	$ 907,016	$ 859,787	$ 821,050
RETAINED EARNINGS:			
Beginning of period	$ 2,542,744	$ 1,873,953	$ 1,354,489
Net income	743,646	699,518	544,892
Dividends	(37,628)	(30,727)	(25,428)
End of period	$ 3,248,762	$ 2,542,744	$ 1,873,953
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Unrealized investment gains:			
Beginning of period	$ 121,961	$ 40,746	$ 109,699
Net change in period	(69,464)	81,215	(68,953)
End of period	52,497	121,961	40,746
Currency translation adjustments:			
Beginning of period	3,748	(15,843)	2,356
Net change in period	14,312	19,591	(18,199)
End of period	18,060	3,748	(15,843)
Net pension asset:			
Beginning of period	(14,096)	—	—
Net change in period	(3,260)	—	—
Adoption of FAS 158, net of taxes	—	(14,096)	—
End of period	(17,356)	(14,096)	—
Total accumulated other comprehensive income	$ 53,201	$ 111,613	$ 24,903
TREASURY STOCK:			
Beginning of period	$ (226,009)	$ (199,853)	$ (209,106)
Stock options exercised	28,455	18,816	9,343
Stock issued to directors	117	89	80
Stock repurchased	(488,791)	(45,061)	(170)
End of period	$ (686,228)	$ (226,009)	$ (199,853)

Consolidated Statements of Comprehensive Income

(Dollars in thousands)

Years ended December 31,	2007	2006	2005
Net income	$ 743,646	$ 699,518	$ 544,892
Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	(59,823)	88,329	(57,950)
Reclassification adjustment for realized gains included in net income, net of income taxes	(9,641)	(7,114)	(11,003)
Change in unrealized foreign exchange gains (losses)	14,312	19,591	(18,199)
Change in unrecognized pension obligation, net of income taxes	(3,260)	(14,096)	—
Other comprehensive income (loss)	(58,412)	86,710	(87,152)
Comprehensive income	$ 685,234	$ 786,228	$ 457,740

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years Ended December 31,	2007	2006	2005
CASH FROM OPERATING ACTIVITIES:			
Net income	$ 743,646	$ 699,518	$ 544,892
Adjustments to reconcile net income to net cash flows from operating activities:			
Realized investment gains	(14,938)	(9,648)	(17,209)
Depreciation and amortization	73,697	65,674	63,052
Minority interest	3,083	2,729	3,124
Equity in undistributed earnings of partnerships and affiliates	(25,202)	(26,986)	(13,288)
Stock incentive plans	21,105	17,888	8,852
Change in: Securities trading account	130,300	(48,235)	(307,390)
Premiums and fees receivable	50,925	(133,504)	(77,261)
Trading account receivable from brokers and clearing organizations	(97,706)	(213,991)	88,250
Trading account securities sold but not yet purchased	(102,936)	(28,351)	127,759
Due from reinsurers	45,995	27,839	(104,336)
Accrued investment income	(18,066)	(15,383)	(32,549)
Prepaid reinsurance premiums	(10,242)	9,671	11,847
Deferred policy acquisition cost	7,834	(25,848)	(17,444)
Deferred income taxes	(17,225)	(35,554)	220
Other assets	(53,258)	4,661	(18,116)
Reserves for losses and loss expenses	798,725	1,051,816	1,274,495
Unearned premiums	(75,044)	117,176	131,031
Due to reinsurers	(42,212)	60,450	(31,873)
Policyholders' account balances	(341)	(1,021)	(893)
Other liabilities	61,627	45,113	101,196
Net cash from operating activities	1,479,767	1,564,014	1,734,359
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	2,065,004	922,442	1,155,244
Equity securities	480,867	200,950	196,201
Distributions from partnerships and affiliates	97,510	52,181	15,307
Proceeds from maturities and prepayments of fixed maturity securities	984,504	1,322,277	1,303,342
Cost of purchases, excluding trading account:			
Fixed maturity securities and loans receivable	(3,920,101)	(2,927,839)	(4,667,308)
Equity securities	(551,253)	(543,041)	(241,881)
Investments in partnerships and affiliates	(127,134)	(143,772)	(88,436)
Net additions to real estate, furniture and equipment	(31,108)	(42,593)	(32,564)
Change in balances due to/from security brokers	1,412	—	—
Payment for business purchased, net of cash acquired	(50,162)	—	—
Proceeds from sale of business, net of cash divested	2,939	—	—
Other, net	—	(6,025)	(5,119)
Net cash used in investing activities	(1,047,522)	(1,165,420)	(2,365,214)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of junior subordinated debentures	—	—	241,655
Net proceeds from issuance of senior notes	246,644	—	198,142
Receipts credited to policyholders' account balances	3,489	17,613	15,671
Return of policyholders' account balances	(58)	(865)	(499)
Bank deposits received	7,572	10,211	9,577
Advances from federal home loan bank	(655)	(7,375)	6,875
Net proceeds from stock options exercised	25,676	19,405	11,250
Purchase of junior subordinated debentures	—	(210,000)	—
Repayment of senior notes	(2,019)	(100,000)	(40,000)
Cash dividends to common stockholders	(36,284)	(29,430)	(19,055)
Purchase of common treasury shares	(488,794)	(45,062)	(636)
Proceeds from (purchase of) minority shareholders	(19)	2,762	(33,117)
Other, net	290	—	—
Net cash (used in) from financing activities	(244,158)	(342,741)	389,863
Net impact on cash due to change in foreign exchange rates	9,529	25,453	(18,146)
Net increase (decrease) in cash and cash equivalents	197,616	81,306	(259,138)
Cash and cash equivalents at beginning of year	754,247	672,941	932,079
Cash and cash equivalents at end of year	$ 951,863	$ 754,247	$ 672,941

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U. S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2006 and 2005 financial statements to conform them to the presentation of the 2007 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

B. REVENUE RECOGNITION

Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the policy term. Fees for services are earned over the period that services are provided.

Audit premiums are recognized when they are reliably determinable. Prior to 2005, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased net premiums written and premiums earned by $10 million in 2007, $22 million in 2006 and $57 million in 2005.

For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders' account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders' account balances and are recognized as premium income in the period in which services are provided.

Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and or upon completion of services.

C. CASH AND CASH EQUIVALENTS

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

D. INVESTMENTS

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized using the effective interest method. Premiums and discounts on mortgage-backed and asset-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity.

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related limited partnerships. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations.

Investments in partnerships and affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements.

Loans receivable represent commercial real estate mortgage loans and related instruments and are carried at amortized cost.

Fair value is generally determined based on either quoted market prices or values obtained from independent pricing services. Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

E. PER SHARE DATA

The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

F. DEFERRED POLICY ACQUISITION COSTS

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

G. RESERVES FOR LOSSES AND LOSS EXPENSES

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 9 of Notes to Consolidated Financial Statements.)

H. REINSURANCE CEDED

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

I. DEPOSIT ACCOUNTING

Contracts that do not meet the risk transfer provisions of FAS 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts", are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $48 million and $45 million at December 31, 2007 and 2006, respectively.

J. FEDERAL AND FOREIGN INCOME TAXES

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense.

K. FOREIGN CURRENCY

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

L. REAL ESTATE, FURNITURE AND EQUIPMENT

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $32,766,000, $29,614,000 and $26,346,000 for 2007, 2006 and 2005, respectively.

M. COMPREHENSIVE INCOME

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.

N. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2007 indicated that there were no impairment losses related to goodwill and other intangible assets.

O. STOCK OPTIONS

The Company adopted FAS 123R, "Share-Based Payment," on January 1, 2006. Under FAS 123R, the costs resulting from all share-based payment transactions with employees are recognized in the financial statements using a fair-value-based measurement method.

The following table illustrates the pro forma effect on net income and earnings per share for the year ended December 31, 2005 as if FAS 123R had been adopted on January 1, 2005 (dollars in thousands, except per share data).

		Earnings per share	
Year-ended December 31, 2005	**Earnings**	**Basic**	**Diluted**
Net income as reported	$544,892	$2.86	$2.72
Add: Stock-based employee compensation expense included in reported net income, net of tax	5,555		
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	(7,462)		
Pro forma net income	$542,985	$2.85	$2.71

The fair value of the options granted in 2004 and prior years were estimated on the grant dates using the Black-Scholes option pricing model. There were no options granted after 2004.

P. STATEMENT OF CASH FLOWS

Interest payments were $81,291,000, $93,580,000 and $78,363,000 in 2007, 2006 and 2005, respectively. Income taxes paid were $288,763,000, $295,823,000 and $201,703,000 in 2007, 2006 and 2005, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 8 and Note 21of Notes to Consolidated Financial Statements.)

Q. CHANGE IN ACCOUNTING

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the over-funded or under-funded status of defined benefit and other post-retirement plans as an asset or liability on its consolidated balance sheet. The Company adopted FAS 158 as of December 31, 2006. The adoption of FAS 158 resulted in a decrease in stockholders' equity of $14 million as of that date and had no impact on the Company's results of operations.

The Company adopted FASB Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" effective January 1, 2007. The adoption of FIN 48 had no an impact on the Company's financial condition or results of operations. The Company believes there are no tax positions that would require disclosure under the FIN 48.

R. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FAS 157, "Fair Value Measurements." FAS 157, which is effective for 2008, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company does not expect the adoption of FAS 157 to have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." FAS 159, which is effective for 2008, provides companies with an option to report selected financial assets and liabilities at fair value. The Company does not expect the adoption of FAS 159 to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued FAS 141 (revised 2007), "Business Combinations", and FAS 160, "Noncontrolling Interests in Consolidated Financial Statements". These standards, which are effective for 2009, will simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The Company does not expect the adoption of FAS 141 and 160 to have a material impact on the Company's financial condition or results of operations.

2. Acquisitions and Dispositions

In 2007, the Company acquired the following companies for a total cost of $98 million, which was paid primarily in cash:

- Atlantic Aero Holdings, Inc., a fixed base operator located in Greensboro, North Carolina.
- Western Acquisition Corp., a fixed base operator located in Boise, Idaho.
- Investors Guaranty Life Insurance Company, an inactive, widely licensed life insurance company.
- CGH Insurance Group, Inc., the owner of American Mining Insurance Company.

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition. The Company has not completed the purchase price allocation and the amounts presented below are subject to refinement (dollars in thousands).

Investments	$ 66,358
Cash and cash equivalents	48,114
Receivables and other assets	27,018
Real estate, furniture and equipment	23,387
Deferred policy acquisition costs	345
Deferred federal income taxes	677
Intangible assets	11,068
Goodwill	34,395
Other assets	20,918
Total assets acquired	$232,280
Reserve for losses and loss expenses	89,906
Unearned premiums	1,977
Policyholders account balances	—
Other liabilities	28,426
Debt	13,695
Total liabilities assumed	$134,004
Net assets acquired	$ 98,276

The weighted average useful life of the intangible assets is approximately 4 years. Approximately $25 million of the goodwill is expected to be deductible for tax purposes.

In March 2007, the Company sold its interest in Berkley International Philippines, Inc. and its subsidiaries ("BIPI") for $25 million. The Company reported a pre-tax realized gain of $2 million from the sale of BIPI. BIPI's revenues were $21 million and $14 million in 2006 and 2005, respectively, and its pre-tax earnings were $4.5 million and $0.5 million in 2006 and 2005, respectively.

3. Investments in Fixed Maturity Securities

At December 31, 2007 and 2006, investments in fixed maturity securities were as follows (dollars in thousands):

Type of Investment	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2007					
Held to maturity:					
State and municipal	$ 68,997	$ 8,814	$ (44)	$ 77,767	$ 68,997
Mortgage-backed securities	56,121	2,735	(20)	58,836	56,121
Corporate	4,993	630	—	5,623	4,993
Total held to maturity	130,111	12,179	(64)	142,226	130,111
Available for sale:					
United States Government and government agency	1,449,147	25,768	(1,149)	1,473,766	1,473,766
State and municipal	5,100,193	78,803	(12,475)	5,166,521	5,166,521
Mortgage-backed securities	1,691,017	14,782	(9,262)	1,696,537	1,696,537
Corporate	1,001,207	8,864	(5,762)	1,004,309	1,004,309
Foreign	316,589	12,202	(991)	327,800	327,800
Total available for sale	9,558,153	140,419	(29,639)	9,668,933	9,668,933
Total investment in fixed maturity securities	$ 9,688,264	$ 152,598	$ (29,703)	$ 9,811,159	$ 9,799,044
December 31, 2006					
Held to maturity:					
State and municipal	$ 78,019	$ 11,209	$ (53)	$ 89,175	$ 78,019
Mortgage-backed securities	64,017	2,329	(60)	66,286	64,017
Corporate	4,992	422	—	5,414	4,992
Total held to maturity	147,028	13,960	(113)	160,875	147,028
Available for sale:					
United States Government and government agency	1,390,082	9,447	(7,608)	1,391,921	1,391,921
State and municipal	4,452,494	48,577	(19,949)	4,481,122	4,481,122
Mortgage-backed securities	1,909,337	7,508	(13,703)	1,903,142	1,903,142
Corporate	804,875	3,020	(6,862)	801,033	801,033
Foreign	345,315	27,021	(2,908)	369,428	369,428
Total available for sale	8,902,103	95,573	(51,030)	8,946,646	8,946,646
Total investment in fixed maturity securities	$ 9,049,131	$ 109,533	$ (51,143)	$ 9,107,521	$ 9,093,674

The amortized cost and fair value of fixed maturity securities at December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations (dollars in thousands):

	2007	
	Amortized Cost	Fair Value
Due in one year or less	$ 723,587	$ 725,875
Due after one year through five years	1,870,068	1,900,496
Due after five years through ten years	2,922,947	2,968,085
Due after ten years	2,424,524	2,461,330
Mortgage-backed securities	1,747,138	1,755,373
Total	$9,688,264	$9,811,159

At December 31, 2007 and 2006, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2007, investments with a carrying value of $85 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $645 million were on deposit with state insurance departments and investments with a carrying value of $66 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's Reinsurance operations.

4. Investments in Equity Securities Available for Sale

At December 31, 2007 and 2006, investments in equity securities were as follows (dollars in thousands):

Type of Investment	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2007					
Common stocks	$ 93,425	$ 54,079	$ —	$147,504	$ 147,504
Preferred stocks	722,679	2,571	(104,945)	620,305	620,305
Total	$816,104	$ 56,650	$(104,945)	$767,809	$ 767,809
December 31, 2006					
Common stocks	$ 200,826	$112,302	$ (353)	$312,775	$ 312,775
Preferred stocks	546,758	8,689	(1,800)	553,647	553,647
Total	$ 747,584	$120,991	$ (2,153)	$866,422	$ 866,422

5. Trading Account

At December 31, 2007 and 2006, the fair value and carrying value of the arbitrage trading account and related assets and liabilities were as follows (dollars in thousands):

	2007	2006
Direct equity securities	$301,786	$ 450,629
Arbitrage-related partnerships	210,740	188,852
Total equity securities trading account	512,526	639,481
Related assets and liabilities:		
Receivables from brokers	$409,926	$ 312,220
Securities sold but not yet purchased	(67,139)	(170,075)

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between these securities and their underlying equities. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2007, the fair value of long option contracts outstanding was $1,106,000 (notional amount of $19,846,000) and the fair value of short option contracts outstanding was $590,000 (notional amount of $92,654,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

6. Partnerships and Affiliates

Investments in partnerships and affiliates include the following (dollars in thousands):

	Carrying Value as of December 31,		Investment Income		
	2007	2006	2007	2006	2005
Real estate funds	$294,446	$275,188	$25,007	$23,421	$15,299
Kiln Ltd	108,722	95,750	16,052	15,883	3,853
Kern Energy Partners	41,085	15,993	1,323	2,014	1,686
Other	101,684	62,923	(4,108)	(4,173)	(2,293)
Total	$545,937	$449,854	$38,274	$37,145	$18,545

The Company's has a 20.1% interest in Kiln Ltd, which is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's. The Company also participates directly in Lloyd's business managed by Kiln plc. Net premiums of $25 million and $41 million in 2006 and 2005, respectively, were written under agreements with Kiln plc.

On December 14, 2007, Kiln Ltd announced that the boards of Tokio Marine & Nichido Fire Insurance Co., Ltd. ("TMNF") and Kiln Ltd have reached agreement on the terms of a recommended cash acquisition of Kiln Ltd by TMNF at an acquisition price of 150 pence per share. The carrying value of the Company's investment in Kiln Ltd was $109 million at December 31, 2007. The total value of the Company's investment in Kiln Ltd at the acquisition price of 150 pence per share is approximately $174 million at exchange rates in effect on February 27, 2008.

7. Investment Income

Investment income consists of the following (dollars in thousands):

	2007	2006	2005
Investment income earned on:			
Fixed maturity securities, including cash	$497,892	$440,987	$336,126
Equity securities available for sale	57,502	35,662	25,529
Arbitrage trading account (a)	80,253	74,551	28,095
Partnerships and affiliates	38,274	37,145	18,545
Other	10,191	5,068	1,620
Gross investment income	684,112	593,413	409,915
Investment expense	(11,452)	(7,238)	(5,953)
Net investment income	$672,660	$586,175	$403,962

(a) Investment income earned from net trading account activity includes unrealized trading gains of $2,450,000 in 2007, $250,000 in 2006 and $3,816,000 in 2005.

8. Realized and Unrealized Investment Gains and Losses

Realized and unrealized investment gains and losses are as follows (dollars in thousands):

	2007	2006	2005
Realized investment gains and losses:			
Fixed maturity securities:			
Gains	$ 4,255	$ 14,562	$ 13,591
Losses	(5,467)	(10,250)	(3,026)
Equity securities available for sale	16,519	4,537	8,414
Sale of subsidiary	2,302	—	—
Provision for other than temporary impairments	(2,680)	(100)	(1,645)
Other gains (losses)	9	899	(125)
Total realized investment gains	14,938	9,648	17,209
Income taxes and minority interest	(5,297)	(2,534)	(6,206)
	$ 9,641	$ 7,114	$ 11,003
Change in unrealized gains and losses of available for sale securities:			
Fixed maturity securities	$ 66,237	$ 10,800	$ (91,316)
Equity securities available for sale	(167,133)	93,130	(21,951)
Investment in partnerships and affiliates	5,940	9,608	(5,711)
Cash and cash equivalents	(1)	1	44
Total change in unrealized gains and losses	(94,957)	113,539	(118,934)
Income taxes	26,155	(33,498)	41,304
Minority interest	(662)	1,174	8,677
	$ (69,464)	$ 81,215	$ (68,953)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2007 and 2006, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	2007			2006		
	Number of Securities	Fair Value	Gross Unrealized Loss	Number of Securities	Fair Value	Gross Unrealized Loss
Fixed maturities:						
0–6 months	44	$ 379,515	$ 5,254	100	$ 802,595	$ 2,309
7–12 months	43	486,233	6,999	62	645,331	4,445
Over 12 months	156	1,300,468	17,450	269	2,843,721	44,389
Total	243	$2,166,216	$ 29,703	431	$4,291,647	$51,143
Equities securities available for sale:						
0–6 months	55	$ 445,917	$ 86,992	8	$ 75,568	$ 320
7–12 months	42	61,263	10,780	9	60,853	250
Over 12 months	12	39,600	7,173	16	105,085	1,583
Total	109	$ 546,780	$104,945	33	$ 241,506	$ 2,153

At December 31, 2007, gross unrealized gains were $233 million, or 2% of total investments, and gross unrealized losses were $139 million, or 1% of total investments. There were 154 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $1 billion and an aggregate unrealized loss of $50 million. The decline in market value for the fixed income securities was primarily due to an increase in market interest rates. The decline in market value for the equity securities was primarily due to wider spreads for preferred stocks issued by banks, real estate investment trusts, Fannie Mae and Freddie Mac following the disruption in credit markets in late 2007.

Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

9. Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances (dollars in thousands):

	2007	2006	2005
Net reserves at beginning of year	$6,947,597	$5,867,290	$4,722,842
Net reserves of company acquired	68,392	—	—
Net provision for losses and loss expenses (a):			
Claims occurring during the current year (b)	2,837,647	2,791,500	2,531,655
(Decrease)/Increase in estimates for claims occurring in prior years (c)	(105,879)	26,663	186,728
Loss reserve discount accretion	46,808	39,507	57,790
	2,778,576	2,857,670	2,776,173
Net payments for claims:			
Current year	538,364	456,073	447,018
Prior years	1,433,304	1,321,290	1,184,707
	1,971,668	1,777,363	1,631,725
Net reserves at end of year	7,822,897	6,947,597	5,867,290
Ceded reserves at end of year	855,137	836,672	844,470
Gross reserves at end of year	$8,678,034	$7,784,269	$6,711,760

(a) Net provision for loss and loss expenses excludes $1,002, $6,828, and $5,629 in 2007, 2006 and 2005, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b) Claims occurring during the current year are net of loss reserve discounts of $117,177, $133,965 and $103,558 in 2007, 2006 and 2005, respectively.

(c) The increase in estimates for claims occurring in prior years is net of loss reserve discounts of $17,736, $29,940 and $26,845 in 2007, 2006 and 2005, respectively. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $88,143 in 2007 and increased by $56,603 and $213,573 in 2006 and 2005, respectively.

For the year ended December 31, 2007, the Company reported losses and loss expenses of $2.8 billion, of which $106 million represented a decrease in estimates for claims occurring in prior years. The estimates for claims occurring in prior years decreased by $150 million for primary business and increased by $44 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2003 and prior of $179 million and a decrease in estimates for claims occurring in accident years 2004 through 2006 of $285 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Case reserves for primary business increased 20% to $2.3 billion as a result of a 3% increase in the number of outstanding claims and a 21% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 11% to $3.6 billion at December 31, 2007 from $3.3 billion at December 31, 2006. By segment, prior year reserves decreased by $97 million for Specialty, $24 million for Alternative Markets, $22 million for Regional and $7 million for International. By line of business, prior year reserves decreased by $114 million for general liability, $14 million for workers' compensation, $12 million for property and $10 million for commercial automobile. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2004 through 2006.

Case reserves for Reinsurance business increased 17% to $796 million at December 31, 2007 from $680 million at December 31, 2006. Reserves for incurred but not reported losses for reinsurance business were $1,088 million at December 31, 2007 from $1,084 million at December.31, 2006. Prior year reserves increased $44 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.

Environmental and asbestos - To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $41,590,000 and $37,473,000 at December 31, 2007 and 2006, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $60,836,000 and $49,937,000 at December 31, 2007 and 2006, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $7,029,000, $3,000,000 and $1,853,000 in 2007, 2006 and 2005, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,912,000, $2,980,000 and $2,658,000 in 2007, 2006 and 2005, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.7% to 6.5% with a weighted average discount rate of 4.9%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.6%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $787,988,000, $699,883,000 and $575,485,000 at December 31, 2007, 2006 and 2005, respectively. The increase in the aggregate discount from 2006 to 2007 and from 2005 to 2006 resulted from the increase in excess and assumed workers' compensation gross reserves.

10. Reinsurance

The following is a summary of reinsurance financial information (dollars in thousands):

	2007	2006	2005
Written premium:			
Direct	**$4,173,856**	$4,208,893	$4,185,296
Assumed	**879,374**	1,068,021	902,687
Ceded	**(477,241)**	(457,921)	(483,409)
Total net written premiums	**$4,575,989**	$4,818,993	$4,604,574
Earned premium:			
Direct	**$4,202,673**	$4,124,131	$4,022,842
Assumed	**933,169**	1,037,806	934,024
Ceded	**(472,141)**	(469,315)	(495,931)
Total net earned premiums	**$4,663,701**	$4,692,622	$4,460,935
Ceded losses incurred	**$ 263,072**	$ 276,347	$ 404,793

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,859,000, $2,531,000 and $2,402,000 as of December 31, 2007, 2006 and 2005, respectively.

11. Senior Notes and Other Debt

Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount) (dollars in thousands):

			2007		2006
Description	**Rate**	**Maturity**	**Face Value**	**Carrying Value**	**Carrying Value**
Senior notes	9.875%	May 15, 2008	**$ 88,800**	**$ 88,638**	$ 88,242
Subsidiary debt	various	2008 through 2012	**4,460**	**4,460**	—
Senior notes	5.125%	September 30, 2010	**150,000**	**149,130**	148,809
Senior notes	5.875%	February 15, 2013	**200,000**	**198,300**	197,968
Senior notes	5.60%	May 15, 2015	**200,000**	**198,629**	198,443
Senior notes	6.15%	August 15, 2019	**150,000**	**148,345**	148,202
Senior notes	8.70%	January 1, 2022	**76,503**	**75,803**	75,776
Subsidiary debt	7.65%	June 30, 2023	**11,747**	**11,747**	11,747
Senior notes	6.25%	February 15, 2037	**250,000**	**246,741**	—
Total debt			**$1,131,510**	**$1,121,793**	$869,187

12. Junior Subordinated Debentures

Junior subordinated debentures consist of the following (the difference between the face value and the carrying value is unamortized discount) (dollars in thousands):

			2007		2006
Description	**Rate**	**Maturity**	**Face Value**	**Carrying Value**	**Carrying Value**
Company debt	6.75%	July 26, 2045	**$250,000**	**$242,158**	$241,953
Subsidiary debt	LIBOR +3.75%	March 2035	**7,217**	**7,217**	—
Total			**$257,217**	**$249,375**	$241,953

In 2006, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "6.75% Junior Subordinated Debentures") to W. R. Berkley Capital Trust II (the "Trust II"). The Trust II simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "6.75% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust II has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the "8.197% Junior Subordinated Debentures") to W. R. Berkley Capital Trust (the "Trust"). The Trust simultaneously issued an equal amount of 8.197% mandatorily redeemable preferred securities (the "8.197% Trust Preferred Securities"), which were fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 8.197% Trust Preferred Securities were redeemed on December 15, 2006, contemporaneously with the prepayment by the Company of the 8.197% Junior Subordinated Debentures.

In 2007, the Company acquired CGH Insurance Group, Inc., which has $7,217,000 of outstanding subordinated debentures that mature in 2035 and are pre-payable in 2010.

13. Income Taxes

Income tax expense consists of (dollars in thousands):

	2007	2006	2005
Current expense	**$328,821**	$321,950	$222,612
Deferred benefit	**(17,916)**	(35,552)	(91)
Total expense	**$310,905**	$286,398	$222,521

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows (dollars in thousands):

	2007	2006	2005
Computed "expected" tax expense	**$367,534**	$344,666	$268,767
Tax-exempt investment income	**(67,128)**	(63,358)	(49,546)
Change in valuation allowance	**(7,604)**	3,046	1,762
Other, net	**18,103**	2,044	1,538
Total expense	**$310,905**	$286,398	$222,521

At December 31, 2007 and 2006, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows (dollars in thousands):

	2007	2006
Deferred tax asset		
Loss reserve discounting	**$205,967**	$188,658
Life reserve	**—**	10,685
Unearned premiums	**137,439**	144,600
Net operating loss carry forward	**1,932**	9,650
Other	**85,986**	62,098
Gross deferred tax asset	**431,324**	415,691
Less valuation allowance	**(2,018)**	(9,621)
Deferred tax asset	**429,306**	406,070
Deferred tax liability		
Amortization of intangibles	**7,782**	8,098
Deferred policy acquisition costs	**150,993**	163,657
Deferred taxes on unrealized investment gains	**25,624**	54,059
Other	**58,238**	37,622
Deferred tax liability	**242,637**	263,436
Net deferred tax asset	**$186,669**	$142,634

The Company had a current income tax payable of $14,331,000 and $9,700,000 at December 31, 2007 and 2006, respectively. At December 31, 2007, the Company had foreign net operating loss carry forwards of $5,519,000, which expire from 2008 to 2012. The net change in the valuation allowance is primarily related to foreign net operating loss carry forwards and to certain foreign subsidiaries' net deferred tax assets. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $1,499,000, which expires in 2012. The Company has provided a valuation allowance against this amount. The statute of limitations has closed for the Company's tax returns through December 31, 2003.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

14. Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2008, the maximum amount of dividends which can be paid without such approval is approximately $653 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows (dollars in thousands):

	2007	2006	2005
Net income	**$ 767,021**	$ 625,305	$ 463,067
Policyholders' surplus	**$3,695,106**	$3,535,398	$2,939,503

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

15. Stockholders' Equity

Common equity. The weighted average number of shares used in the computation of basic earnings per share was 188,981,000, 191,809,000 and 190,533,000 for 2007, 2006 and 2005, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 196,698,000, 201,961,000 and 200,426,000 for 2007, 2006 and 2005, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows (amounts in thousands):

	2007	2006	2005
Balance, beginning of year	**192,772**	191,264	189,613
Shares issued	**3,680**	2,925	1,671
Shares repurchased	**(16,131)**	(1,417)	(20)
Balance, end of year	**180,321**	192,772	191,264

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

16. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2007 and 2006 (dollars in thousands):

	2007		2006	
	Carrying Amount	Fair value	Carrying Amount	Fair Value
Investments	**$11,893,522**	**$11,905,637**	$11,114,364	$11,128,211
Junior subordinated debentures	**249,375**	**214,058**	241,953	251,500
Senior notes and other debt	**1,121,793**	**1,113,705**	869,187	897,261

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

17. Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $21,438,000, $19,348,000 and $17,429,000 for 2007, 2006 and 2005, respectively. Future minimum lease payments (without provision for sublease income) are: $20,889,000 in 2008; $18,570,000 in 2009; $16,994,000 in 2010; $13,060,000 in 2011 and $35,600,000 thereafter.

18. Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

At December 31, 2007, the Company has commitments to invest up to $252 million in certain investment funds and a subsidiary of the Company has commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.

At December 31, 2007, investments with a carrying value of $85 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $645 million were on deposit with state insurance departments and investments with a carrying value of $66 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's Reinsurance operations.

19. Stock Incentive Plan

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 36,070,313 shares of common stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2007		2006		2005	
	Shares	Price[a]	Shares	Price[a]	Shares	Price[a]
Outstanding at beginning of year	12,088,263	$ 8.29	15,160,182	$ 7.99	17,041,535	$ 7.88
Granted	—	—	—	—	—	—
Exercised	3,664,659	7.01	2,909,916	6.67	1,663,341	6.76
Canceled	39,182	11.49	162,003	9.58	218,012	8.30
Outstanding at end of year	8,384,422	$ 8.84	12,088,263	$ 8.29	15,160,182	$ 7.99
Options exercisable at year end	7,431,072	$ 8.55	9,494,263	$ 7.67	9,975,159	$ 7.28
Stock available for future grant[b]	5,156,486		5,778,540		6,289,347	

(a) Weighted average exercise price.
(b) Includes restricted stock units.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life (in years)	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
December 31, 2007					
$0 to $5.00	1,585,023	2.27	$ 3.54	1,585,023	$ 3.54
$5.01 to $9.39	3,630,871	2.40	9.27	3,630,871	9.27
$9.40 to $17.62	3,168,528	4.39	10.98	2,215,178	10.95
Total	8,384,422	3.13	$ 8.84	7,431,072	$ 8.55

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2007 (dollars in thousands):

	2007	2006	2005
RSUs granted:			
Units	**727,250**	727,950	965,250
Market value at grant date	**$ 21,856**	$ 24,798	$ 30,094
RSUs canceled:			
Units	**66,014**	83,580	25,200
Market value at grant date	**$ 1,973**	$ 3,782	$ 465
RSUs outstanding at end of period:			
Units	**4,738,656**	4,077,420	3,433,050
Market value at grant date	**$ 110,465**	$ 90,370	$ 69,354

The market value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and charged to expense over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2007 (dollars in thousands):

	2007	2006	2005
Unearned compensation at beginning of year	**$ 59,555**	$ 53,862	$32,646
RSUs granted, net of cancellations	**19,883**	21,016	29,629
RSUs expensed	**(19,330)**	(15,323)	(8,413)
Unearned compensation at end of year	**$ 60,108**	$ 59,555	$53,862

20. Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $27,241,000, $24,864,000 and $21,955,000 for 2007, 2006 and 2005, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share. Key employees are awarded participation units ("Units") that vest five years from the award date or upon achievement of the maximum value of the award (except for certain executive officers), whichever occurs first. In 2004, the Company awarded 100,000 Units that achieved their maximum value of $250 per Unit in 2007. Compensation expense related to the 2004 grant (net of forfeitures) was $4,495,496, $8,015,000 and $6,587,000 in 2007, 2006 and 2005, respectively. In 2006, the Company awarded 131,000 Units with a maximum value of $250 per Unit. Compensation expense related to the 2006 grant was $10,282,000 and $8,599,000 in 2007 and 2006, respectively.

21. Retirement Benefits

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) October 31, 2013, (ii) the date of death or (iii) a change in control of the Company. The Company assumed a benefit commencement date of October 31, 2013 for the 2007 valuation, whereas for the 2006 valuation, the Company assumed a benefit commencement date of October 31, 2017. The discount rate used to derive the projected benefit obligation and related retirement expense was 6.5% in 2007 and 6.0% in 2006. Following is a summary of the projected benefit obligation as of December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Projected benefit obligation:		
Beginning of year	$28,775	$25,021
Interest cost	1,753	1,640
Actuarial (gain) loss	(3,724)	2,114
Plan amendment	10,361	—
End of year	$37,165	$28,775

The components of net periodic pension benefit cost are as follows (dollars in thousands):

	2007	2006	2005
Components of net periodic benefit cost:			
Interest cost	$1,753	$1,640	$1,311
Amortization of unrecognized:			
Prior service costs	1,267	1,266	1,266
Net actuarial loss	352	593	165
Net periodic pension cost	$3,372	$3,499	$2,742

Effective on December 31, 2006, the Company adopted FASB Statement No. 158 (FAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the over-funded or under-funded status of defined benefit plans as an asset or liability on its consolidated balance sheet. The impact of adopting FAS 158 is presented below (dollars in thousands):

			December 31, 2006
	Before Application Of FAS 158	Adjustments	After Application Of FAS 158
Other assets	$ 145,669	$(15,028)	$ 130,641
Deferred income taxes	135,044	7,590	142,634
Other liabilities	647,938	6,658	654,596
Total stockholders' equity	$3,349,255	$(14,096)	$3,335,159

22. Supplemental Financial Statement Data

Other operating costs and expenses consist of the following (dollars in thousands):

	2007	2006	2005
Amortization of deferred policy acquisition costs	**$1,002,367**	$ 978,029	$ 959,580
Other underwriting expenses	**328,152**	289,188	242,463
Service company expenses	**90,561**	88,961	91,134
Other costs and expenses	**109,907**	92,988	65,397
Total	**$1,530,987**	$1,449,166	$1,358,574

23. Industry Segments

The Company's operations are presently conducted in five segments of the insurance business: Specialty lines of insurance, Regional property casualty insurance, Alternative Markets, Reinsurance and International.

Our Specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The companies within the segment are divided along the different customer bases and product lines that they serve. The Specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our Regional segment provides commercial insurance products to customers primarily in 44 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The Regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The Regional operations are organized geographically based on markets served.

Our Alternative Markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the Alternative Markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our Reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal Reinsurance units are facultative reinsurance, which write individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

Our International segment offers personal and commercial property casualty insurance in South America and commercial insurance and reinsurance in Australia, Hong Kong, the United Kingdom and Continental Europe.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment (dollars in thousands).

	Revenues				Pre-tax Income (loss)	Net Income (loss)
	Earned Premiums	Investment Income	Other	Total		
December 31, 2007:						
12 Months						
Specialty	$ 1,772,547	$ 233,080	$ 400	$ 2,006,027	$ 516,931	$ 359,313
Regional	1,250,914	96,886	—	1,347,800	215,228	149,587
Alternative Markets	651,909	125,698	97,292	874,899	248,080	173,822
Reinsurance	740,439	153,416	—	893,855	178,302	131,238
International	247,892	36,666	—	284,558	44,457	29,386
Corporate, other and eliminations[1]	—	26,914	104,648	131,562	(160,302)	(109,341)
Realized investment gains	—	—	14,938	14,938	14,938	9,641
Consolidated	$ 4,663,701	$ 672,660	$ 217,278	$ 5,553,639	$1,057,634	$ 743,646
December 31, 2006:						
12 Months						
Specialty	$1,752,507	$200,421	$—	$1,952,928	$ 479,105	$332,462
Regional	1,205,912	83,957	—	1,289,869	201,417	139,737
Alternative Markets	658,805	114,914	104,812	878,531	291,416	201,486
Reinsurance	859,411	133,709	—	993,120	135,424	102,065
International	215,987	32,907	—	248,894	34,447	24,550
Corporate, other and eliminations[1]	—	20,267	1,574	21,841	(162,812)	(107,896)
Realized investment gains	—	—	9,648	9,648	9,648	7,114
Consolidated	$4,692,622	$586,175	$116,034	$5,394,831	$ 988,645	$699,518
December 31, 2005:						
12 Months						
Specialty	$1,682,193	$134,290	$—	$1,816,483	$ 345,896	$241,619
Regional	1,173,174	57,619	—	1,230,793	216,495	147,924
Alternative Markets	663,478	82,617	110,697	856,792	238,462	165,327
Reinsurance	754,097	95,110	—	849,207	63,606	53,233
International	187,993	20,749	94	208,836	20,890	13,782
Corporate, other and eliminations[1]	—	13,577	3,942	17,519	(132,021)	(87,996)
Realized investment gains	—	—	17,209	17,209	17,209	11,003
Consolidated	$4,460,935	$403,962	$131,942	$4,996,839	$ 770,537	$544,892

(1) Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Identifiable assets by segment are as follows (dollars in thousands):

Years Ended December 31,	2007	2006
Specialty	$ 5,887,363	$ 5,387,934
Regional	2,717,199	2,796,225
Alternative Markets	3,261,318	2,700,782
Reinsurance	4,912,732	5,231,317
International	870,404	811,662
Corporate, other and eliminations (1)	(816,846)	(1,271,431)
Consolidated	$16,832,170	$15,656,489

(1) Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2007	2006	2005
Specialty			
Premises operations	$ 730,874	$ 744,351	$ 701,456
Commercial automobile	277,170	267,091	265,227
Products liability	228,749	257,992	258,163
Property	210,791	164,784	137,643
Professional liability	155,171	158,124	183,220
Other	169,792	160,165	136,484
Total Specialty	$1,772,547	$1,752,507	$1,682,193
Regional			
Commercial multiple peril	474,574	468,978	469,033
Commercial automobile	364,467	348,126	339,832
Workers' compensation	251,774	246,151	235,748
Other	160,099	142,657	128,561
Total Regional	$1,250,914	$1,205,912	$1,173,174
Alternative Markets			
Excess workers' compensation	311,786	308,290	291,852
Primary workers' compensation	250,628	270,193	301,619
Other	89,495	80,322	70,007
Total Alternative Markets	$ 651,909	$ 658,805	$ 663,478
Reinsurance			
Casualty	609,398	758,635	621,887
Property	131,041	100,776	132,210
Total Reinsurance	$ 740,439	$ 859,411	$ 754,097
International	$ 247,892	$ 215,987	$ 187,993
Total	$4,663,701	$4,692,622	$4,460,935

24. Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

Three months ended	March 31, 2007	March 31, 2006	June 30, 2007	June 30, 2006	September 30, 2007	September 30, 2006	December 31, 2007	December 31, 2006
Revenues	**$1,359,021**	$1,307,534	**$1,386,583**	$1,358,346	**$1,408,032**	$1,368,508	**$1,400,003**	$1,360,443
Net income	**188,426**	161,702	**190,633**	165,452	**180,463**	174,308	**184,124**	198,056
Net income per share (a):								
Basic	**.98**	.84	**.98**	.86	**.97**	.91	**1.01**	1.03
Diluted	**.93**	.80	**.93**	.82	**.93**	.87	**.97**	.98

(a) Earnings per share ("EPS") in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

Operating Units

Specialty

EXCESS AND SURPLUS LINES

Admiral Insurance Company
1255 Caldwell Road
Cherry Hill, NJ 08034
Tel: (856) 429 9200 Fax: (856) 429 8611
www.admiralins.com

James S. Carey, CPCU, President & Chief Executive Officer
John E. Goodloe, President – Excess Division
Oscar Guerrero, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Scott R. Barraclough, Regional Vice President
Curtis E. Fletcher, CPCU, Regional Vice President
William E. Haines, CPCU, Regional Vice President
Martin M. Michell, Regional Vice President
Robert J. Morgan, Vice President
Anthony A. Peraine, Vice President
Walter G. Strauss, Vice President
Patricia A. Vreeland, Vice President

Austin, Texas	Tel: (512) 795 0766
Duluth, Georgia	Tel: (770) 476 1561
Seattle, Washington	Tel: (206) 467 6511
Stamford, Connecticut	Tel: (203) 323 8286

Admiral Risk Insurance Services, Inc.

Chicago, Illinois	Tel: (312) 368 1107
Los Angeles, California	Tel: (213) 891 9259

Berkley Life Sciences, LLC
2445 Kuser Road, Suite 201
Hamilton Square, NJ 08690
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyls.com

Jill E. Wadlund, President
Emily J. Urban, Senior Vice President
Eric M. Jacobs, Vice President
Lisa K. Krist, Vice President
Sharon C. McDermott, Vice President
Paul Osuch, Vice President
Spencer J. Page, Vice President & Chief Financial Officer

Berkley Specialty Underwriting Managers LLC
Three Ravinia Drive, Suite 500
Atlanta, GA 30346
Tel: (404) 443 2040 Fax: (404) 443 2050
www.berkleysum.com

Steven S. Zeitman, President & Chief Executive Officer
Rick Bak, CPCU, Executive Vice President & Chief Operating Officer
Elena D. Mohler, CPCU, Senior Vice President
Elizabeth K. Frey, CPCU, Vice President
Peter E. Lambert, CPCU, Vice President
Patricia K. London, Vice President & Chief Financial Officer
Robert J. Patterson, Vice President
Roy B. Pomerantz, Vice President
Joseph F. Rugnetta, Vice President
Michael A. Turner, CPCU, Vice President
Cindy L. Broschart, President – Entertainment & Sports
Michael A. Harris, Vice President

Specialty Casualty:	
Atlanta, Georgia	Tel: (404) 443 2055
Chicago, Illinois	Tel: (404) 443 2080
Glastonbury, Connecticut	Tel: (404) 443 2070
St. Paul, Minnesota	Tel: (404) 443 2075
Entertainment & Sports:	
Irving, Texas	Tel: (972) 819 8980
Glendale, California	Tel: (972) 819 8985
Environmental:	
Atlanta, Georgia	Tel: (404) 443 2117

Nautilus Insurance Group, LLC
Nautilus Insurance Company
Great Divide Insurance Company
7233 East Butherus Drive
Scottsdale, AZ 85260
Tel: (480) 951 0905 Fax: (480) 951 9730
www.nautilusinsgroup.com

Thomas M. Kuzma, President & Chief Executive Officer
John M. Runberg, Senior Vice President, Chief Financial Officer & Treasurer
Michael J. Kilgas, Senior Vice President
James G. Schiffer, Senior Vice President
Karen W. Loftus, Vice President
Wendy L. Markham, CPCU, Vice President
Bonnie R. McKrill, Vice President
Cynthia A. Roa, Vice President
Deborah J. Savoie, Vice President
Janet L. Shemanske, Vice President & Secretary
Katherine M. Suhm, CPCU, Vice President
Antoinette L. Whitrock, CPCU, Vice President

Select Specialty Managers, LLC
250 South Wacker Drive, Suite 700
Chicago, IL 60606
Tel: (312) 881 1330 Fax: (312) 881 1338
www.selectspecialtymanagers.com

Joseph G. Shores, President
Diane L. Cummings, Executive Vice President
Joseph N. Smith, Chief Financial Officer
Ernest J. Fahien, Vice President
Todd D. Hampton, Vice President

Vela Insurance Services, Inc.
200 West Madison, Suite 2700
Chicago, IL 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

Richard P. Shemitis, CPCU, President
Michael P. Sullivan, Senior Vice President
David P. Lucey, Vice President & Branch Manager
Ted H. Perry, Vice President & Branch Manager
Mark S. Anderson, Vice President
William L. Braden, Vice President
Gerald P. Kalvaitis, Jr., Vice President – Chief Financial Officer
Ritamari Martin, Vice President
Patricia Maruszak, Vice President

Omaha, Nebraska (Claims)	Tel: (402) 492 8352
Radnor, Pennsylvania	Tel: (610) 688 4275
Solvang, California	Tel: (805) 693 0839

ADMITTED SPECIALTY LINES

American Mining Insurance Company, Inc.
3490 Independence Drive
Birmingham, AL 35209
Tel: (205) 870 3535 Fax: (205) 870 3245
www.americanmining.com

Chandler F. Cox, Jr., CPCU, President & Chief Executive Officer
Dominick Giovannelli, Executive Vice President & Chief Financial Officer
Theodore C. Roose, Senior Vice President
J. Dale Thompson, Senior Vice President
Bryant E. Brown, Vice President
Durbin W. Christner, Vice President
Jonathan W. Flower, Vice President
Donna J. Shenesky, Vice President
Ann J. Watts, Vice President & Secretary
Gregory T. Pierre, Treasurer

Johnstown, Pennsylvania	Tel: (814) 255 0200
Lexington, Kentucky	Tel: (859) 971 1955
Richlands, Virginia	Tel: (276) 596 9611

Berkley Aviation, LLC
3780 State Street, Suite C
Santa Barbara, CA 93105
Tel: (805) 898 7640 Fax: (805) 898 7690
www.berkleyaviation.com

Jason R. Niemela, President
Richard S. Huston, Senior Vice President
Gary L. Feramisco, Vice President
Ryan R. Gould, Vice President
Alan C. Hair, Vice President & Chief Financial Officer
Matthew P. Rowley, Vice President

Berkley Underwriting Partners, LLC
215 Shuman Boulevard, Suite 200
Naperville, IL 60563
Tel: (630) 210 0360 Fax: (630) 210 0375
www.bupllc.com

John S. Diem, President & Chief Executive Officer
Joseph L. Mathews, Executive Vice President – Chief Financial Officer
Spencer L. Coyle, Senior Vice President
David A. Hanes, Senior Vice President
Joseph M. Pojman, Senior Vice President
Michael Anello, Vice President
David A. Bell, Vice President
Christopher C. Campbell, Vice President
Julius M. Colangelo, Vice President
Stephen A. Murray, Vice President
Steven H. Strauss, Vice President
Thomas J. Voss, Vice President

Carolina Casualty Insurance Group, LLC
Carolina Casualty Insurance Company
4600 Touchton Road East, Building 100, Suite 400
Jacksonville, FL 32246
Tel: (904) 363 0900 Fax: (904) 363 8098
www.carolinacas.com

William F. Murray, CPCU, President & Chief Executive Officer
Donald J. Bromberek, Vice President
Reyad G. Cratem, III, Vice President, Chief Financial Officer & Treasurer
Robert F. Flannery, Vice President
George W. Lindh, CPCU, Vice President
Timothy D. Ryan, CPCU, Vice President
Carroll D. Starmer, Vice President
Catherine P. Steckner, Vice President
Betty C. Sutherland, Vice President & Secretary

Greenville, South Carolina Tel: (864) 286 1480

Clermont Specialty Managers, Ltd.
3 University Plaza Drive, Suite 604
Hackensack, NJ 07601
Tel: (201) 342 4211 Fax: (201) 342 6381
www.clermonthid.com

Alfred Schonberger, Chairman
William J. Johnston, President
David A. Gianfrancesco, Executive Vice President
Donald J. Togneri, CPCU, Senior Vice President
George Culliney, Jr., CPCU, Vice President & Secretary
Yvette Carattini, Treasurer

Monitor Liability Managers, Inc.
2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008-4039
Tel: (847) 806 6590 Fax: (847) 806 6282
www.monitorliability.com

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President
David R. Aller, CPCU, Vice President

Joseph B. Haltman, Vice President
Thomas M. Hayden, Vice President
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President
Randal P. Mrozowicz, Vice President
Helen R. Savaiano, Vice President

Regional

Acadia Insurance Company
One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
Tel: (207) 772 4300 Fax: (207) 772 6104
www.acadiainsurance.com

Bill Thornton, CPCU, President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Paul S. McAuliffe, Senior Vice President
Bobbi Amero, CPCU, Regional Vice President
Susan Grady, Regional Vice President
Andrew M. Burbank, Vice President
Jane E. Gordon, Vice President
David J. LeBlanc, CPCU, Vice President
J. Barry May, CPCU, Vice President
Judith E. Plummer, CPCU, Vice President
Stephen J. Rich, CPCU, Vice President
David S. Richards, Vice President
Kathryn P. Whitmore, Vice President

Bedford, New Hampshire	Tel: (603) 627 8466
Rocky Hill, Connecticut	Tel: (860) 331 2400
Marlborough, Massachusetts	Tel: (508) 786 6600
South Burlington, Vermont	Tel: (802) 658 0722
Syracuse, New York	Tel: (315) 457 3757
Westbrook, Maine	Tel: (207) 772 4300

Berkley Mid-Atlantic Group
4820 Lake Brook Drive, Suite 300
Glen Allen, VA 23060
Tel: (804) 285 2700 Fax: (804) 285 5717
www.wrbmag.com

Kevin W. Nattrass, President & Chief Executive Officer
William Kirk Bonner, Vice President
Jeffrey E. Bouton, CPCU, Vice President
J. Eric Lange, Regional Vice President
Allen R. Latimer, Vice President, Chief Financial Officer & Treasurer
J. Michael Lent, CPCU, Vice President
Marianne Morosko, CPCU, Vice President
Vickie Price, Vice President
Laura L. Thorne, Vice President
William E. Yount, CPCU, Regional Vice President

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania
Tel: (800) 283 1153

Continental Western Group
11201 Douglas Avenue
Des Moines, IA 50322
Tel: (515) 473 3000 Fax: (515) 473 3015
www.cwgins.com

Bradley S. Kuster, CPCU, President & Chief Executive Officer
Robert F. Buehler, Executive Vice President
Thomas E. Boots, Senior Vice President
Philip J. See, Senior Vice President
Michael L. Anania, Regional Vice President
Steven J. Freeborn, CPCU, Regional Vice President
Donald M. Huston, Regional Vice President
Richard B. Swain, CPCU, Regional Vice President
Ann M. Collins, Vice President & Chief Financial Officer
Aaron M. Larson, Vice President
Lynsey L. Oster, Vice President
Robert B. Shepard, CPCU, Vice President
John F. Thelen, Vice President – General Counsel & Secretary
C. Jeffrey West, Vice President

Boise, Idaho	Tel: (208) 898 5200
Lincoln, Nebraska	Tel: (402) 423 7688
Luverne, Minnesota	Tel: (507) 283 9561
Des Moines, Iowa	Tel: (515) 473 3000

Union Standard Insurance Group
122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
Tel: (972) 719 2400 Fax: (972) 719 2401
www.usic.com

Craig W. Sparks, President
James W. Foos, CPCU, Senior Vice President
Edmund P. Hemmerick, CPCU, Senior Vice President
Jeffrey N. Carver, Regional Vice President
John E. Gray, Vice President, Chief Financial Officer & Treasurer
Richard W. Hitch, CPCU, Vice President
O. Melvin Holt, CPCU, Regional Vice President
Jacquelynne Hurst, Vice President
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President
E. Leslie Prock, Vice President
Michael W. Smith, Vice President
M. Michelle VanHook, Vice President, Corporate Counsel & Secretary

Dallas, Texas	Tel: (972) 719 2491
Little Rock, Arkansas	Tel: (501) 707 6508
Meridian, Mississippi	Tel: (601) 581 4134
Nashville, Tennessee	Tel: (615) 932 5508
Phoenix, Arizona	Tel: (480) 281 3933
San Antonio, Texas	Tel: (210) 515 5208

Berkley Regional Specialty Insurance Company
14902 North 73rd Street, P.O. Box 28333
Scottsdale, AZ 85255-0155
Tel: (480) 444 5950 Fax: (480) 607 2991

Walter E. Stradley, President & Chief Executive Officer
Rodney B. Frantz, Vice President, Chief Financial Officer & Treasurer
Vickie L. Potts, CPCU, Vice President
Patrick K. Watland, CPCU, Vice President

Berkley Surety Group, Inc.
325 Columbia Turnpike, Suite 203
Florham Park, NJ 07932
Tel: (973) 549 1700 Fax: (973) 301 4869
www.berkleysurety.com

Steven F. Coward, President
John F. Beers, Vice President
Anna B. Dime, Vice President
Michael J. Hurley, Vice President
Fred H. Lustig, Vice President
Andrew M. Tuma, Vice President

Alpharetta, Georgia	Tel: (678) 624 1818
Brentwood, Tennessee	Tel: (615) 373 1621
Charlotte, North Carolina	Tel: (973) 549 1731
Des Moines, Iowa	Tel: (515) 473 3000
Irving, Texas	Tel: (973) 549 1770
Lincoln, Nebraska	Tel: (402) 421 4399
Madison, Wisconsin	Tel: (608) 826 1180
Marlborough, Massachusetts	Tel: (508) 263 2584
New York, New York	Tel: (212) 867 2650
Richmond, Virginia	Tel: (973) 549 1751
Scottsdale, Arizona	Tel: (973) 549 1780
Seattle, Washington	Tel: (206) 223 5842
Severna Park, Maryland	Tel: (410) 647 6990
Tampa, Florida	Tel: (813) 870 2077
Westbrook, Maine	Tel: (207) 772 4300

Regional business written in: Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Union Insurance Company; Union Standard Lloyds. Berkley Surety Group, Inc. also writes business in Carolina Casualty Insurance Company.

Alternative Markets

Berkley Accident and Health, LLC
2445 Kuser Road, Suite 201
Hamilton Square, NJ 08690-3303
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyah.com

Donato Gasparro, President & Chief Executive Officer
Keith J. Wagner, Vice President & General Counsel
Peter C. Jonson, Controller

Alpharetta, Georgia	Tel: (609) 584 4644
Marlborough, Massachusetts	Tel: (609) 584 4565
Minneapolis, Minnesota	Tel: (609) 584 4645
Rolling Meadows, Illinois	Tel: (609) 584 4562

Berkley Life and Health Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

Donato Gasparro, President
Eugene G. Ballard, Senior Vice President
Carol J. LaPunzina, Senior Vice President & Secretary
Peter C. Jonson, Treasurer

Berkley Medical Excess Underwriters, LLC
390 S. Woods Mill Road, Suite 125
St. Louis, MO 63017
Tel: (314) 523 3650 Fax: (314) 523 3685
www.berkleymed.com

J. Michael Foley, President
Collin J. Suttie, Senior Vice President
W. Matthew Fessler, Vice President
Dianne Perry-Nixon, Vice President
Roger J. Becker, Controller & Treasurer
Robbin A. Willis, Vice President

Berkley Net Underwriters, LLC
12701 Marblestone Drive, Suite 250
Woodbridge, VA 22192
Tel: (703) 586 6300 Fax: (703) 586 6286
www.berkleynet.com

John K. Goldwater, President & Chief Executive Officer
James B. Gilbert, Senior Vice President
Brian R. Risen, Senior Vice President
John J. Burke, Vice President
Rebecca B. Crunk, Vice President – Chief Financial Officer
David J. Lasota, CPCU, Vice President

Hamilton Square, New Jersey Tel: (609) 584 6990

Berkley Risk Administrators Company, LLC
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3000 Fax: (612) 766 3099
www.berkleyrisk.com

Mark C. Tansey, Chairman
Kenneth R. Hopkins, President & Chief Operating Officer
Kim J. Brenckman, Senior Vice President
Andrew C. Cavenagh, Senior Vice President
Scott L. Dahlager, Senior Vice President
Patricia J. Fish, Senior Vice President
Bruce A. Medvec, Senior Vice President
Douglass E. Pfeifer, Senior Vice President
William P. Scott, Senior Vice President – Chief Financial Officer
Allen P. Utzig, Senior Vice President
Thomas R. Drake, Chief Information Officer
David S. Kyllo, Vice President

Council Bluffs, Iowa	Tel: (800) 832 0137
Indianapolis, Indiana	Tel: (317) 585 2799
Las Vegas, Nevada	Tel: (702) 415 2970
Nashville, Tennessee	Tel: (615) 493 7777
Overland Park, Kansas	Tel: (913) 385 4960
Philadelphia, Pennsylvania	Tel: (215) 854 6380
Pierre, South Dakota	Tel: (605) 945 2144
St. Paul, Minnesota	Tel: (651) 281 1200
Scottsdale, Arizona	Tel: (602) 992 8844
Tukwila, Washington	Tel: (206) 575 2303
Virginia Beach, Virginia	Tel: (757) 490 7838
Wauwatosa, Wisconsin	Tel: (414) 771 2038

All Claims of Nevada
Las Vegas, Nevada — Tel: (702) 257 2193

Allied Adjusters
Minneapolis, Minnesota — Tel: (612) 766 3700

Arizona All Claims
Scottsdale, Arizona — Tel: (602) 997 5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut — Tel: (860) 409 9300

Berkley Risk & Insurance Services
Novato, California — Tel: (415) 898 9600

Berkley Risk Managers
Mays Landing, New Jersey — Tel: (609) 625 5544

Berkley Risk Services of Colorado
Denver, Colorado — Tel: (303) 357 2600

Garnet Captive Insurance Services, LLC
San Francisco, California — Tel: (415) 921 7701

Independent Plan Administrators, LLC
Las Vegas, Nevada — Tel: (702) 257 2190

Southwest Risk Services
Scottsdale, Arizona — Tel: (602) 996 8810

Key Risk Insurance Company
Key Risk Management Services, Inc.
7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
Tel: (336) 668 9050 Fax: (336) 605 7544
www.keyrisk.com

Joe W. Sykes, CPCU, Chairman & Chief Executive Officer
Robert W. Standen, President
Rebecca H. Karr, CPCU, Chief Operating Officer & Chief Financial Officer
Joe C. Brooks, Senior Vice President
John A. Godfrey, CPCU, Senior Vice President
Anne H. Myers, CPCU, Senior Vice President
Joseph J. Abriola, Vice President
Kimberly S. Fiedler, Vice President

Alpharetta, Georgia	Tel: (770) 751 8901
Baltimore, Maryland	Tel: (410) 864 2600
Charlotte, North Carolina	Tel: (704) 329 9550
Columbia, South Carolina	Tel: (803) 252 1777
Nashville, Tennessee	Tel: (615) 493 7774
Raleigh, North Carolina	Tel: (919) 876 8611
Richmond, Virginia	Tel: (804) 288 2660
Tampa, Florida	Tel: (813) 749 8621

Midwest Employers Casualty Group, LLC
Midwest Employers Casualty Company
14755 North Outer Forty Drive, Suite 300
Chesterfield, MO 63017
Tel: (636) 449 7000 Fax: (636) 449 7199
www.mwecc.com

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President
Peter W. Shaw, Senior Vice President, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President
Clairmonte Cappelle, Vice President

Preferred Employers Insurance Company
1455 Frazee Road, Suite 1000
San Diego, CA 92108
Tel: (619) 688 3900 Fax: (888) 472 9490
www.preferredworkcomp.com

Linda R. Smith, President & Chief Executive Officer
Miklos F. Kallo, Senior Vice President, Treasurer & Chief Financial Officer
Rosemary Favier, Senior Vice President
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Tom I. Boggs, Vice President
Denise Chan, Vice President
Randy Sysol, Vice President

Riverport Insurance Company
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3100 Fax: (612) 766 3860
www.riverportinsurance.com

Kenneth R. Hopkins, President
Douglass E. Pfeifer, Executive Vice President
David S. Kyllo, Vice President & Secretary
Colleen M. Lazanich, Vice President
William P. Scott, Vice President & Treasurer
Robert A. Weisbrod, Vice President
Laura J. Williams, Vice President

Reinsurance

Berkley Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chairman & President
Mark G. Davidowitz, Senior Vice President & Treasurer
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Richard D. Thomas, Vice President

Berkley Facultative Reinsurance Services, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3500 Fax: (203) 542 3576

C. Fred Madsen, President
Stephen A. Samoskevich, Senior Vice President
Francis Bilotti, Vice President
Joseph A. Sweeney, Vice President
Pasquale Tomaino, Vice President & Chief Financial Officer
Susan B. Williams, Vice President

Facultative ReSources, Inc.
3 Landmark Square, Suite 500
Stamford, CT 06901
Tel: (203) 658 1500 Fax: (203) 658 1515

James W. McCleary, Chairman
James H. Crutchley, President
Edward N. Ryan, Senior Vice President
Michael J. Nicholas, Senior Vice President
Paul R. Bednarz, Vice President
Patrick J. Cannan, Vice President
Philip E. D'Eramo, Vice President
Colleen P. Fahey, Vice President
Ronald S. Hayden, Vice President
Thomas V. Lehmkuhl, Vice President
David M. McNichols, Vice President

Atlanta, Georgia	Tel: (770) 396 2515
Chicago, Illinois	Tel: (312) 435 1231

Signet Star Re, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3200 Fax: (203) 542 3290
www.signetstar.com

Tom N. Kellogg, Chairman
Craig N. Johnson, President & Chief Executive Officer
Jon A. Schriber, Executive Vice President
Richard Agatstein, Senior Vice President
Mark G. Davidowitz, Senior Vice President & Chief Financial Officer
Stephen P. Horvath, Senior Vice President
Timothy C. McCoy, Senior Vice President
John J. Myers, Senior Vice President
Gordon J. Olver, Senior Vice President
Kevin J. Shea, Senior Vice President
Joseph W. Walsh, Senior Vice President
Todd W. Bolden, Vice President
Barbara A. Connell, Vice President
Graham C. Dickinson, Vice President
Olivia W. Giuntini, Vice President
Julie K. Halper, Vice President
Joseph H. Iarocci, Vice President
Paul J. Kelly, Vice President
Krystyna H. Miller, Vice President
Andrea E. Trimble, Vice President

B F Re Underwriters, LLC
One Landmark Square, Suite 1920
Stamford, CT 06901
Tel: (203) 975 7739 Fax: (203) 975 7749
www.bfreunds.com

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Senior Vice President
Frederic C. Cooper, Senior Vice President
Thomas J. Greenfield, Senior Vice President
Jeff M. Neher, Senior Vice President
Catherine P. Schilling, Senior Vice President
Scott Balfour, Vice President
David M. Bartone, Vice President
Clifford Dunigan, Vice President
Thomas P. Gaughran, Vice President
Scott Medors, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Raymond H. Niver, Vice President
Kathleen C. Patton, Vice President
William F. Seefried, Vice President
Gary W. Shreve, Vice President
William R. Turner, Vice President
Joseph J. Vyskocil, Vice President

Chicago, Illinois	Tel: (312) 553 4707
Dublin, Ohio	Tel: (614) 766 4316
Duluth, Georgia	Tel: (770) 814 7531
Irving, Texas	Tel: (972) 580 9950
Philadelphia, Pennsylvania	Tel: (215) 568 3570
San Francisco, California	Tel: (415) 543 4466

Berkley Risk Solutions, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 769 4050 Fax: (203) 769 4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President
Kenneth M. Roberts, Vice President

Gemini Insurance Company
StarNet Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, President & Chief Executive Officer
Mark G. Davidowitz, Senior Vice President & Treasurer
John S. Diem, Executive Vice President
Donato Gasparro, Executive Vice President – StarNet Insurance Company
John K. Goldwater, Executive Vice President – StarNet Insurance Company
Jason R. Niemela, Executive Vice President
Richard P. Shemitis, Executive Vice President – Gemini Insurance Company
Jill E. Wadlund, Executive Vice President – Gemini Insurance Company
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary

Watch Hill Fac Management, LLC
Three Landmark Square, Suite 520
Stamford, CT 06901
Tel: (203) 967 7860 Fax: (203) 967 0635
www.facwatch.com

Gerald S. King, President
Robert W. Colantuoni, Vice President
Robert T. Comstock, Vice President
Eugene F. Mason, Vice President

International

Berkley International, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4097

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Eugene G. Ballard, Senior Vice President – Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President – General Counsel & Secretary
Alan M. Rafe, Senior Vice President
Steven J. Malawer, Vice President – Associate General Counsel & Assistant Secretary

Berkley International Argentina S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President & Chief Executive Officer
Marcelo R. Crespo, Chief Financial Officer
Martin Soto Quintus, Business Director

INSURANCE

Berkley International Aseguradora de Riesgos del Trabajo S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8185
www.berkley.com.ar

Eduardo I. Llobet, President
Alejandro Bruce, Senior Vice President

Berkley International do Brasil Seguros S.A.
Rua Olimpíadas, 200, 11th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633
www.berkley.com.br

Horácio O. d'Almeida e Silva, Chief Executive Officer
José Marcelino Risden, Executive Vice President
Silvia Caroline T. Vergara, Chief Underwriting Officer
Carlos A. Borges do Nascimento, Chief Financial Officer

Berkley International Seguros S.A.
Mitre 699, S2000COM - Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 410 4251
www.berkley.com.ar

Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International Seguros S.A. (Uruguay)
Juncal 1035, Apto 101
11000 - Montevideo, Uruguay
Tel: (598) 2 916 6998 Fax: (598) 2 916 5196
www.berkley.com.uy

Eduardo I. Llobet, President
Álvaro A. Miguel, Vice President

W. R. Berkley Insurance (Europe), Limited
40 Lime Street, 2nd Floor
London EC3M 7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090
www.wrbeurope.com

Stuart Wright, Chief Executive Officer & Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Steven Myhre, Director of Claims
Steven Patfield, Senior Corporate Actuary
Peter Glanfield, Casualty Underwriting Manager
James Bright, European Development Manager
Colin Eaton, Regional Underwriting Manager
Graham Dennis, Chief Operating Officer
John Munro, Underwriting Services Manager

Ian Frisby, Underwriting Manager, Engineering
& Construction
Simon Mepham, Directors' & Officers' Liability Underwriter
Sharon Brennan, Medical Malpractice Underwriter
Carlo Giandomenici, Finance & Corporate
Reporting Manager
Peter Coles, Personal Accident Underwriter

Centurion House
129 Deansgate
Manchester M3 3WR, England
Tel: (44) 161 830 2100 Fax: (44) 171 830 2164

Frances McDonnell, Branch Underwriter, Financial Lines

W. R. Berkley Insurance (Europe), Limited, Sucursal en España
Paseo de la Castellana 149, 6th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46 Fax: (34) 91 449 26 99

Armando Calderon, General Manager
Juan Peran, Product Manager – Professional Indemnity
Lourdes del Pozo, Product Manager – Medical Malpractice
Ignacio Megia, Claims Manager

Paseo de Gracia num. 11 – Escalera A – 6ª planta 4
08008 Barcelona, Spain
Tel: (34) 93 481 47 29 Fax: (34) 93 481 47 37

W. R. Berkley Insurance Australia
Level 21
Tower 2, Darling Park
201 Sussex Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9006 1140 Fax: (61) 2 9006 1010

Christian Garling, General Manager & Underwriter
Peter Holsgrove, Underwriting Manager

REINSURANCE

Berkley Insurance Company Hong Kong Branch
Central Plaza
18 Harbour Road, Suite 6708
Wanchai, Hong Kong
Tel: (852) 3120 7000 Fax: (852) 2802 2131

Victor V. Leong, President
Eric Chan, Senior Vice President
Maria Chung, Chief Financial Officer

Berkley Re Australia
Level 21, Australia Square
264 George Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9274 3046 Fax: (61) 2 9274 3033

K. Grant Robson, President & Chief Executive Officer
Peter R. Nickerson, General Manager
Shaun A. West, Chief Financial Officer

Level 18, Riverside Centre
123 Eagle Street
Brisbane, QLD, 4000, Australia
Tel: (61) 7 3112 2649 Fax: (61) 7 3112 2601

Service Operations

Berkley Dean & Company, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President

Berkley Capital, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

Berkley Technology Services LLC
405 Silverside Road, Suite 205
Wilmington, DE 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Harry J. Berkley, Vice President
Kenneth R. McKinion, Vice President
Karen M. Logan, Vice President
Wayne L. Robinson, Vice President
Marsha T. Smothers, Vice President
Frank C. Vedder, Vice President
Thomas M. Whelans, Vice President

Des Moines, Iowa Tel: (515) 473 3000
Luverne, Minnesota Tel: (507) 283 9195

Board of Directors and Officers

Directors

William R. Berkley
Chairman of the Board and Chief Executive Officer

Philip J. Ablove
Retired Executive Vice President and
Chief Financial Officer
Pioneer Companies, Inc.

W. Robert Berkley, Jr.
Executive Vice President

Ronald E. Blaylock
Managing Partner
GenNx360 Capital Partners

Mark E. Brockbank
Retired Chief Executive
XL Brockbank LTD

George G. Daly
Dean, McDonough School of Business
Georgetown University

Mary C. Farrell
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Jack H. Nusbaum
Chairman, Willkie Farr & Gallagher LLP

Mark L. Shapiro
Private Investor

Officers

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
Executive Vice President

Eugene G. Ballard
Senior Vice President – Chief Financial Officer
and Treasurer

Robert P. Cole
Senior Vice President – Regional Operations

Kevin H. Ebers
Senior Vice President – Information Technology

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

Robert C. Hewitt
Senior Vice President – Excess and Surplus Lines Operations

Peter L. Kamford
Senior Vice President – Admitted Specialty Lines Operations

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

C. Fred Madsen
Senior Vice President – Reinsurance Operations

James W. McCleary
Senior Vice President – Underwriting

James G. Shiel
Senior Vice President – Investments

Officers (cont.)

Robert D. Stone
Senior Vice President – Alternative Markets Operations

Steven W. Taylor
Senior Vice President – International Operations

Harry J. Berkley
Vice President – Information Technology

Karen A. Horvath
Vice President – External Financial Communications

Joan E. Kapfer
Vice President

Edward F. Linekin
Vice President – Investments

Kenneth R. McKinion
Vice President – Information Technology Operations

Jane B. Parker
Vice President – Senior Counsel

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Scott A. Siegel
Vice President – Taxes

Jessica L. Somerfeld
Vice President – Corporate Actuary

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

Arthur Gurevitch
Assistant Vice President – Analytics

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Bruce I. Weiser
Assistant Vice President – Counsel

Dawn M. Callahan
Director of Investment Accounting

Jean P. Milot
Assistant Corporate Controller

John S. Navratil
Assistant Tax Director

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

John E. Warycha
Assistant Corporate Controller – Financial Reporting

"Safe Harbor" Statement

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2008 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the insurance and reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, natural and man-made catastrophic losses, including as a result of terrorist activities, the impact of significant and increasing competition, the success of our new ventures or acquisitions and the availability of other opportunities, the availability of reinsurance, exposure as to coverage for terrorist acts, our retention under The Terrorism Risk Insurance Program Reauthorization Act of 2007 ("TRIPRA"), the ability of our reinsurers to pay reinsurance recoverables owed to us, investment risks, including those of our portfolio of fixed income securities and investments in equity securities, including merger arbitrage investments, exchange rate and political risks relating to our international operations, legislative and regulatory developments, including those related to alleged anti-competitive or other improper business practices in the insurance or reinsurance industry, changes in the ratings assigned to us by rating agencies, the availability of dividends from our insurance company subsidiaries, our ability to attract and retain qualified employees, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause actual results of the industry or our actual results for the year 2008 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Any projections of growth in the Company's net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Auditors

KPMG LLP, New York, New York

Outside Counsel

Willkie Farr & Gallagher LLP, New York, New York

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:00 p.m. on May 28, 2008 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: WRB

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Tel: (800) 468 9716
http://wellsfargo.com/com/shareowner_services

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

WebSite

For additional information, including press releases, visit our internet site at: http://www.wrberkley.com.

New York Stock Exchange Corporate Governance Matters

As a listed company with the New York Stock Exchange ("NYSE"), the Company is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission ("SEC"). Among other requirements, the Company's Chairman of the Board and Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On May 31, 2007, the Company's Chairman of the Board and Chief Executive Officer, William R. Berkley, submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. In addition, on February 29, 2008, the Company filed its 2007 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

The W. R. Berkley Corporation Annual Report is printed using recycled paper made from fiber sourced for well-managed forests and other controlled wood sources. The paper contains a mix of pulp that is derived from FSC certified forests, post consumer recycled paper fibers and other controlled sources. This annual report is certified by SmartWood to the FSC standards (SW-COC-1340) which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The financial section of this report is manufactured with Green-e certified renewable wind-generated electricity and is not FSC certified.



W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830
203.629.3000

www.wrberkley.com

END

"Always do right. This will gratify some people, and astonish the rest." — Mark Twain